The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148769

Subject to Completion. Dated January 22, 2008.

Prospectus Supplement to Prospectus dated January 18, 2008.

$1,000,000,000 National City Corporation % Convertible Senior Notes due 2011

The notes will bear interest at a rate of    % per annum. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2008. The notes will mature on February 1, 2011.

Holders may convert their notes at their option on any day prior to the close of business on the “scheduled trading day” (as defined herein) immediately preceding November 15, 2010 only under the following circumstances: (1) during the five business-day period after any five consecutive trading day period (the “measurement period ’’) in which the price per note for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter after the calendar quarter ending March 31, 2008, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, November 15, 2010 through the third scheduled trading day immediately preceding the maturity date.

Upon conversion we will pay cash and, if applicable, shares of our common stock based on a daily conversion value (as described herein) calculated on a proportionate basis for each “VWAP trading day” (as defined herein) of the relevant 40 VWAP trading day observation period. The initial conversion rate for the notes will be           shares of common stock per $1,000 in principal amount of notes, equivalent to a conversion price of approximately $      per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “make-whole fundamental change” (as defined herein) occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change.

Subject to certain exceptions, holders may require us to repurchase for cash all or part of their notes upon a “fundamental change” (as defined herein) at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness. As of September 30, 2007, pro forma for this offering, we would have had approximately $3.5 billion in outstanding indebtedness. As of September 30, 2007, our subsidiaries had approximately $134.6 billion of liabilities, including trade and other payables, of which approximately $98.3 billion were deposits.

For a more detailed description of the notes, see “Description of the Notes.”

The notes will be evidenced by one or more global notes deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company. Except as described in this prospectus supplement, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Shares of our common stock are traded on the New York Stock Exchange under the symbol “NCC.” The closing sale price of our common stock on January 18, 2008 was $14.33 per share.

The notes are not deposits or other obligations of a bank and are not insured by the FDIC or any other government agency.

See “Risk Factors” beginning on page S-7 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to National City	%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January   , 2008 and must be paid by the purchasers if the notes are delivered after January   , 2008.

To the extent that Goldman, Sachs & Co. sells more than $1,000,000,000 principal amount of notes, Goldman, Sachs & Co. has the option to purchase up to $150,000,000 principal amount of notes at the initial public offering price less the underwriting discount solely to cover overallotments, if any.

Goldman, Sachs & Co. expects to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on January   , 2008.

Goldman, Sachs & Co.

Prospectus Supplement dated January   , 2008.

Prospectus Supplement

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “National City,” “we,” “us,” “our,” “Company” or similar references mean National City Corporation and its successors.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

Unless otherwise indicated, currency amounts in this prospectus supplement are stated in U.S. dollars.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and Goldman, Sachs & Co. has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and Goldman, Sachs & Co. is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of Goldman, Sachs & Co., to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

Risks and uncertainties that could cause actual results to differ materially include, without limitation, changes in the markets and market prices that may affect the expected effects of the convertible note hedge and warrant transactions; our ability to effectively execute our business plans; changes in general economic and financial market conditions, including the stock market and the residential and commercial real estate markets; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcies, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting our business; the success of the pending Visa Inc. initial public offering; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board (“FASB ”) or other regulatory agencies.

Additional information concerning factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements is available in our annual report on Form 10-K for the year ended December 31, 2006, and subsequent filings with the United States Securities and Exchange Commission, or “SEC.” Copies of these filings are available at no cost on the SEC’s website at www.sec.gov or on our website at www.nationalcity.com. We are not incorporating any information from our website into this prospectus supplement or the accompanying prospectus. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

S-iii

SUMMARY INFORMATION

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the notes. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” in the accompanying prospectus.

About National City Corporation

National City Corporation is a financial holding company headquartered in Cleveland, Ohio. National City operates through an extensive distribution network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin, and also conducts selected consumer lending and other financial services businesses on a nationwide basis. National City’s primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. Operations are primarily conducted through more than 1,400 branch banking offices located within a nine-state footprint and over 450 wholesale and retail mortgage offices located throughout the United States. Including its subsidiaries, National City had 34,024 full-time-equivalent employees at September 30, 2007. As of September 30, 2007, National City’s consolidated total assets were approximately $154.2 billion and its total stockholders’ equity was approximately $13.8 billion. Based on asset size, National City is one of the largest commercial banking organizations in the United States.

National City’s principal banking subsidiary is National City Bank. National City is a legal entity separate and distinct from National City Bank and National City’s other subsidiaries.

Our common stock is traded on the New York Stock Exchange under the ticker symbol “NCC.” Our principal executive offices are located at 1900 East Ninth Street, Cleveland, Ohio 44114. Our telephone number is (216) 222-2000.

The Offering

We provide the following summary solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes, see the section entitled “Description of the Notes” in this prospectus supplement. With respect to the discussion of the terms of the notes on the cover page, in this section and in the section entitled “Description of the Notes,” the words “National City,” “we,” “our,” “us” and the “Company” refer only to National City Corporation and not to any of its subsidiaries.

Issuer	National City Corporation.

Notes Offered	$1,000,000,000 in aggregate principal amount of % Convertible Senior Notes due 2011, or the “notes ,” which may increase to up to $1,150,000,000 aggregate principal amount of the notes if Goldman, Sachs & Co. exercises its overallotment option.

Maturity Date	February 1, 2011, unless earlier repurchased or converted.

Interest	% per year payable semiannually in arrears in cash on February 1 and August 1 of each year, beginning August 1, 2008.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness.

As of September 30, 2007, pro forma for this offering, we would have had approximately $3.5 billion in outstanding indebtedness. As of September 30, 2007, our subsidiaries had approximately $134.6 billion of liabilities, including trade and other payables, of which approximately $98.3 billion were deposits.

The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the notes.

Conversion Rights	Holders may convert their notes prior to the close of business on the “scheduled trading day” immediately preceding November 15, 2010 in multiples of $1,000 principal amount, at the option of the holder, under the following circumstances:

• during the five business-day period after any five consecutive trading day period (the “measurement period ”) in which the trading price per note for each day of such measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day;

• during any calendar quarter after the calendar quarter ending March 31, 2008, if the last reported sale price of our common stock for 20 or more trading days in a period of

30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; or

• upon the occurrence of specified events described below under “Description of the Notes — Conversion Rights — Conversion upon Specified Corporate Events.”

At the option of the holder, regardless of the foregoing circumstances, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after November 15, 2010 through the third “scheduled trading day” (as defined herein) immediately preceding the maturity date.

The initial conversion rate for the notes will be shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $ per share of common stock, subject to adjustment.

In addition, if a “make-whole fundamental change” (as defined herein) occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such event as described under “Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.” No adjustments will be made in the conversion rate if the stock price is greater than $ or if the stock price is less than $ (in each case, subject to adjustment).

Settlement upon Conversion	Upon conversion of the notes, we will pay, with respect to each “VWAP trading day” (as defined herein) of the related 40 VWAP trading day observation period, an amount in cash equal to the “principal portion” (defined as the lesser of (i) $25 and (ii) the daily conversion value of the notes converted), all calculated as described under “Description of the Notes — Conversion Rights — Payment upon Conversion.” In addition, if the daily conversion value exceeds $25 on any VWAP trading day during the relevant 40 VWAP trading day observation period, in addition to paying the principal portion of the converted notes for such VWAP trading day, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion on that VWAP trading day, all calculated as described under “Description of the Notes — Conversion Rights — Payment upon Conversion.”

You will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and shares of common stock, if any, delivered to you upon conversion.

Sinking Fund	None.

Optional Redemption by the Company	The notes may not be redeemed by us prior to the maturity date.

Fundamental Change Repurchase Right of Holders	Subject to certain exceptions, if we undergo a “fundamental change” (as defined herein) you will have the option to require us to repurchase all or any portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but not including, the “fundamental change repurchase date” (as defined herein), unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

Events of Default	Except as noted below, if an event of default on the notes occurs, the principal amount of the notes, plus accrued and unpaid interest thereon, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture.

If the event of default relates to our failure to comply with the reporting obligations in the indenture, at our option, the sole remedy for the first 120 days following such event of default consists exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes over such portion of the 120-day period during which we remain in default. The notes will automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving us.

No Prior Market	The notes will be new securities for which there is currently no market. Although Goldman, Sachs & Co. has informed us that it intends to make a market in the notes, it is not obligated to do so, and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the notes will develop or be maintained.

New York Stock Exchange Symbol for Our Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “NCC.”

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if Goldman, Sachs & Co. exercises its overallotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the proceeds of this offering to repay indebtedness under our 3.20% senior notes due April 1,

2008 (the “3.20% senior notes”). As of December 31, 2007, approximately $300.0 million aggregate principal amount of the 3.20% senior notes were outstanding.

We intend to use a portion of the net proceeds of this offering, and of the warrants that we expect to sell to one or more counterparties, to pay the cost of the convertible note hedge transactions that we expect to enter into with the same counterparties. We estimate that the cost of the convertible note hedge transactions that is not covered by the proceeds from the sale of the warrants will be approximately $ million. If Goldman, Sachs & Co. exercises its overallotment option, we intend to sell additional warrants and to use a portion of the net proceeds from the sale of the additional notes and from the sale of additional warrants to increase the size of the convertible note hedge transactions.

We will use the remainder of the proceeds of this offering for general corporate purposes.

Convertible Note Hedge and Warrant Transactions	In connection with this offering, we intend to enter into one or more convertible note hedge transactions with one or more financial intermediaries, which may involve Goldman, Sachs & Co. (the underwriter in this offering) or one of its affiliates (the “counterparties”). These transactions are expected to reduce the potential dilution upon conversion of the notes. We also intend to enter into one or more warrant transactions with the counterparties. The warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. We intend to use approximately $ million of the net proceeds from this offering to pay the net cost of the convertible note hedge transactions and the warrant transactions. If Goldman, Sachs & Co. exercises its overallotment option, we intend to sell additional warrants and to use a portion of the net proceeds from the sale of the additional notes and the sale of the additional warrants to increase the size of the convertible note hedge transactions.

In connection with establishing its initial hedge of these transactions, the counterparties, the hedging parties and/or their affiliates, including affiliates of Goldman, Sachs & Co., may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes or the exercise of the overallotment portion, in whole or in part.

In addition, the counterparties, the hedging parties and/or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to the conversion of the notes) or during any period the notes are convertible, which could adversely affect the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the price of our common stock.

United States Federal Income Tax Considerations	For a discussion of material United States federal income tax consequences relating to the acquisition, ownership, conversion and disposition of the notes and the ownership and disposition of the shares of our common stock received upon conversion of the notes, see the discussion under the heading “Material United States Federal Income Tax Considerations.”

You should consult your tax advisor with respect to the United States federal income tax consequences of owning the notes and the common stock into which the notes may be converted in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material United States Federal Income Tax Considerations.”

Risk Factors

See “Risk Factors” for a discussion of factors that should be considered with respect to an investment in the notes.

RISK FACTORS

An investment in the notes is subject to certain risks. You should carefully review the following risk factors and other information contained in this prospectus supplement, in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before deciding whether this investment is suited to your particular circumstances.

Risks Relating to Our Business

Weakness in the real estate market, including the secondary residential mortgage loan markets, has adversely affected us and may continue to adversely affect us.

Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. At December 31, 2007, we held approximately $1.0 billion of loans that were not eligible for purchase by these agencies. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans that we hold, mortgage loan originations and gains on sale of mortgage loans. Declining real estate prices and higher interest rates have caused higher delinquencies and losses on certain mortgage loans, particularly second lien mortgages and home equity lines of credit and especially those that have been sourced from brokers that are outside the footprint of our branch bank network. These trends could continue. These conditions have resulted in losses, write downs and impairment charges in our mortgage business, especially in the fourth quarter of 2007, and we have curtailed various product offerings and limited our mortgage originations generally to Fannie Mae and Freddie Mac eligible mortgages. See “Recent Developments.” Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of job losses, interest rate resets on adjustable rate mortgage loans or other factors could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods which adversely affect our financial condition or results of operations. In the event our allowance for loan losses is insufficient to cover such losses, our earnings, capital and parent company liquidity could be adversely affected further.

Our real estate portfolios are exposed to weakness in the U.S. housing markets and the overall state of the economy.

The declines in home prices in many markets across the U.S., along with the reduced availability of mortgage credit, have resulted in sharp increases in delinquencies and losses in our portfolios of broker-originated, out-of-footprint home equity lines and loans, nonprime mortgages and loans related to residential real estate construction and development. Further declines in home prices coupled with an economic recession and associated rises in unemployment levels could drive losses beyond that which is provided for in the allowance for loan losses. In that event, our earnings and capital could be adversely affected.

The residential mortgage loan market and business have adversely affected our credit rating.

On November 6, 2007, Fitch Ratings reduced our long-term issuer default rating to A+ (outlook negative) from AA- , and our short-term issuer default rating to F-1 from F-1+, due to our exposure to mortgage, home equity and construction lending. On January 8, 2008, Moody’s Investors Service, Inc., while affirming National City Bank’s top short-term rating of P-1, placed virtually all of the long-term debt and financial strength ratings of National City Corporation and its subsidiaries on review for possible downgrade pending the rating agency’s assessment as to the sufficiency of our allowances in absorbing potential losses in the residential and commercial mortgage sectors. The decrease, and potential decreases, in our credit ratings could limit our access to the capital markets, increase the cost of our debt and adversely affect our liquidity and financial condition. Further downgrades of our credit ratings could adversely affect the market value of the notes and our debt and other securities. Also, on November 12, 2007, Fitch Ratings reduced our residential mortgage servicer rating one notch from RPS1- to RPS2+ with respect to prime and alt-a mortgages. This decrease in our servicer rating is not expected to adversely affect the terms of our future residential mortgage securitizations or our continuing role as a mortgage servicer in existing transactions, but further decreases in our servicer rating could cause such an adverse effect on future securitizations and the loss of mortgage servicing rights.

Our allowance for loan losses may prove inadequate or we may be negatively affected by credit risk exposures.

Our business depends on the creditworthiness of our customers. We periodically review our allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and non-performing assets. We cannot be certain that our allowance for loan losses will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases, if the risk profile of a market, industry or group of customers changes materially, or if our allowance for loan losses is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected.

If Visa Inc. is unable to consummate its initial public offering on the terms currently contemplated, we will not receive expected proceeds from such offering.

Visa Inc. (“Visa”) filed a registration statement with the SEC on November 9, 2007 to sell its common stock in an initial public offering. If Visa’s offering is successfully completed, we currently anticipate that we, as a selling stockholder, will receive proceeds from the offering. However, there is no assurances that Visa will be able to complete an initial public offering on the terms currently contemplated by its registration statement or at all. If the number of shares or the price per share of Visa’s offering is less than Visa currently anticipates selling or if the Visa offering is not completed, we could be adversely affected and we may not realize proceeds sufficient to cover the indemnity liabilities we accrued to Visa in 2007 in respect of third-party litigation.

We could experience difficulties in managing our growth and effectively integrating our acquisitions.

We regularly review potential acquisition opportunities. We acquired Harbor Florida Bancshares, Inc. and Fidelity Bankshares, Inc. in December 2006 and January 2007, respectively, and acquired MAF Bancorp in Clarendon Hills, Illinois in September 2007. We cannot assure you that we will be able to manage our growth adequately and profitably or to integrate the operations of Harbor, Fidelity, MAF Bancorp or any other acquisition effectively. Risks commonly associated with acquisitions include, without limitation, potential exposure to liabilities of the acquired entity, the difficulty and expense of integrating the operations and personnel of the acquired entity, potential disruption to the business of the acquired entity, potential diversion of management time and attention from other matters and impairment of relationships with, and the possible loss of, key employees and customers of the acquired entity.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

Our ability to compete and our profitability depend in part on our ability to provide a range of financial services through a variety of distribution channels to our customers. Many of our competitors, with whom we compete with to attract and retain customers for traditional banking services, offer one-

stop financial services shopping, which includes securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies. The increasingly competitive environment primarily is a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

Future governmental regulation and legislation could limit our future growth.

We and our subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations and of our subsidiaries. These laws may change from time to time and are, together with banking regulation and supervision, primarily intended for the protection of consumers, depositors and the deposit insurance funds. The effects of any changes to these laws may negatively affect the cost and manner of providing our services and our profitability.

Changes in interest rates could reduce our income and cash flows.

Our income and cash flows depend to a great extent on the difference between the interest rates earned on our interest-earning assets such as loans and investment securities, and the interest rates paid on our interest-bearing liabilities such as deposits and other borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and the fiscal and monetary policies of various governmental agencies, in particular, the Federal Reserve. Changes in monetary policy, and changes in interest rates, will affect loan origination values, the values of our investments and other assets, the volume of our deposits and other borrowings and the rates received on loans and investment securities and the rates paid on our deposits and other borrowings and our resulting margin. Fluctuations in these areas may adversely affect us.

Our results of operations and ability to make distributions to our securities holders depend upon the results of operations of our subsidiaries.

We are a holding company that is a separate and distinct entity from our subsidiaries. We conduct substantially all of our operations through National City Bank, our principal subsidiary bank, and our other subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries, especially National City Bank.

Federal banking laws limit the amount of dividends that may be paid by national banks to the earnings of the current year and the last two years without prior regulatory approval. National City Bank and our other subsidiaries must also meet applicable capital requirements. At December 31, 2007, due to the losses and charges incurred in 2007, especially in the fourth quarter, National City Bank could pay us an aggregate of approximately $106 million in dividends without prior regulatory approval. See “Regulatory Considerations.”

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries, including obligations of our subsidiary depositary institutions to depositors. Therefore, holders of the notes should look only to our assets for payments on the notes.

Federal banking authorities have the right to restrict the payments of dividends and other distributions by us and our depository institution subsidiaries.

Federal banking authorities have the right to supervise and examine us and our subsidiaries. Such supervision and examination is intended primarily for the benefit of depositors and not for holders of our securities. The Comptroller of the Currency has the authority to restrict the payment of dividends and other payments from National City Bank and our other national bank subsidiaries to us. The Federal Reserve also has the authority to restrict or prohibit the payment of dividends on our common stock and other distributions on our securities.

Additional risks and uncertainties could have a negative effect on our financial performance.

Additional factors could negatively affect the financial condition and results of operations of us and our subsidiaries, securities issued by us and our common stock. Such factors include, without limitation, changes in general economic, financial and other market conditions, changes in securities analysts’ estimates of financial performance, volatility of securities market prices and volumes, rumors or erroneous information, changes in market valuations of similar companies, changes in interest rates, new developments or exceptions regarding the financial services banking industry, changes in quarterly or annual operating results or outlook, changes in competitive conditions, continuing consolidation in the financial services industry, new litigation or changes in existing litigation, regulatory actions and changes in rules or policies, changes in accounting policies and procedures, losses, and customer bankruptcies, claims and assessments.

Risks Relating to the Notes

The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are unsecured, will be effectively subordinated to all secured indebtedness we may incur, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2007, pro forma for this offering, we would have had approximately $3.5 billion in outstanding indebtedness, including no secured indebtedness. As of September 30, 2007, our subsidiaries had approximately $134.6 billion of liabilities, including trade and other payables, of which approximately $98.3 billion were deposits. The indenture relating to the notes does not restrict our ability to incur secured indebtedness in the future. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding-up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of the Notes.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a fundamental change that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the notes.

Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with this offering, we intend to enter into one or more convertible note hedge transactions with one or more financial intermediaries, which may involve Goldman, Sachs & Co. (the underwriter in this offering) or one of its affiliates, as counterparties. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes. We intend to use a portion of the net proceeds of this offering and of the warrants that we expect to sell to the counterparties to pay the cost of the convertible note hedge transactions that we expect to purchase from the counterparties. We estimate that the cost of the convertible note hedge transactions that is not covered by the proceeds from the sale of the warrants will be approximately $      million. If Goldman, Sachs & Co. exercises its overallotment option, we intend to sell additional warrants and to use a portion of the net proceeds from the sale of the additional notes and from the sale of additional warrants to increase the size of the convertible note hedge transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the counterparties may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the value of our common stock concurrently with or following the pricing of the notes.

In addition, the hedging parties, the counterparties and/or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock or by selling or purchasing our common stock in secondary market transactions following the pricing of the notes (and are likely to do so during any observation period related to the conversion of the notes) or while the notes are convertible, which could adversely impact the price of our common stock and of the notes or could have the effect of increasing or preventing a decline in the value of our common stock.

In particular, such hedging modification may occur during any observation period for a conversion of notes, which may have a negative effect on the value of the consideration received upon conversion of those notes. In order to unwind its hedge position with respect to those exercised options, the hedging parties, the counterparties and/or their affiliates are likely to sell shares of our common stock in secondary transactions or unwind various derivative transactions with respect to our common stock during the observation period for the converted notes.

If the convertible note hedge and warrant transactions fail to become effective when this offering of notes is completed, or if the offering is not completed, the counterparties, the hedging parties and/or their affiliates, including affiliates of Goldman, Sachs & Co., the underwriter in this offering, may unwind their hedge positions with respect to our common stock, which could adversely affect the market price of our common stock and, as a result, the value of the notes. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock and the value of the notes and, as a result, the number of shares, if any, and the value of the consideration that you will receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of the Notes — Conversion Rights — Payment upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to the market risks of our shares before receiving any shares upon conversion.

If the notes are convertible, upon conversion, holders will receive cash and, if applicable, shares of our common stock based on the sum of the “daily settlement amounts” described in this prospectus supplement for the 40 VWAP trading days that begin on, and include, the third trading day after the day the notes are tendered for conversion, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus supplement. We refer to this 40 VWAP trading day period as the “observation period.”

Other than during certain periods immediately prior to maturity, we will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third VWAP trading day after the observation period, which will generally be at least 45 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the observation period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting authorities and is subject to change. We cannot predict if or when any such change could be made and any such change could have an adverse effect on our reported or future financial results. Any such effects could adversely affect the trading prices of our common stock and the notes.

For example, the accounting method for net share settled convertible securities, which would include the notes, has been under review by the accounting authorities for some time. Under the current accounting rules, for the purpose of calculating diluted earnings per share, a net share settled convertible security meeting certain requirements is accounted for in a manner similar to nonconvertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for in a manner similar to the treasury stock method. The effect of this method is that the shares potentially issuable upon conversion of the securities are not included in the calculation of earnings per share until the conversion price is “in the money,” and the issuer is then assumed to issue the number of shares necessary to settle the conversion.

However, a proposal to change that accounting method has recently been made by the FASB. Under the proposal, cash settled convertible securities would be separated into their debt and equity components. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability would be recorded as additional paid-in capital. As a result, the debt would be recorded at a discount reflecting its below market coupon interest rate. The debt would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities.

Consideration of this proposal is ongoing and we cannot predict the exact methodology that will be imposed, which may differ materially from the foregoing description, or when any change will be finally implemented.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments,” we will adjust the conversion rate of the notes for certain events, including, among others:

•	the issuance of stock or cash dividends on our common stock;

•	the issuance of certain rights or warrants;

•	the distribution of capital stock, indebtedness or assets;

•	certain subdivisions and combinations of our capital stock;

•	certain tender or exchange offers; and

•	above market repurchases of our common stock that are not covered by any other adjustment.

We will not adjust the conversion rate for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. If we engage in any of these types of transactions, the value of the common stock into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, may occur.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such make-whole fundamental change. The amount of the increase in the conversion rate depends on the date when such make-whole fundamental change becomes effective and the applicable price described in this prospectus supplement. See “Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of such fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $      per share or less than $      per share (in each case, subject to adjustment).

Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount, subject to adjustment, that exceeds           shares per $1,000 principal amount of notes.

We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.

The notes bear interest semi-annually at a rate of     % per year. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes, we will pay the principal portion in cash. We may not have sufficient funds to pay the interest, repurchase price or principal portion when due. In addition, our debt or other agreements in effect at the time of the fundamental change may restrict our ability to make cash payments upon conversion of the notes or in connection with the repurchase of the notes upon a fundamental change if an event of default then exists or would result from such payment under such other agreements. If we fail to pay interest on the notes, repurchase the notes or pay the cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of the Notes — Interest” and “— Fundamental Change Permits Holders to Require Us to Repurchase Notes.”

You may not be able to convert your notes before November 15, 2010, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to November 15, 2010, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

If an active and liquid trading market for the notes does not develop or continue, the market price of the notes may decline and you may be unable to sell your notes.

The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange. An active trading market may not develop for the notes. Even if a trading market for the notes develops, the market may not be liquid or continue. If an active trading market does not develop or continue, you may be unable to resell your notes or may only be able to sell them at a substantial discount.

An adverse rating of the notes may cause their trading price to fall.

We do not intend to seek a rating for the notes. However, if a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt and after assigning a rating it may also lower it. Ratings agencies also may lower their ratings on the notes in the future. If either of these were to occur in the future, the trading price of the notes could significantly decline.

You may have to pay United States federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events. See “Description of the Notes — Conversion Rate Adjustments.” Under certain circumstances, if we adjust the conversion rate, you may be treated as having received a constructive dividend from us, resulting in taxable income to you for United States federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Material United States Federal Income Tax Considerations — U.S. Holders — Conversion Rate Adjustments” or “Material United States Federal Income Tax Considerations — Non-U.S. Holders — Conversion Rate Adjustments,” as applicable.

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common stock, if any, upon conversion of the notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, because of the contingent conversion and net share settlement features of the notes, you may not be able to convert your notes until November 15, 2010, and you may not receive any shares upon conversion.

Provisions in the indenture for the notes may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the notes, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In addition, if a make-whole fundamental change occurs prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

Risks Relating to Our Common Stock

Our stock price may be volatile, and you could lose all or part of your investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions or joint ventures;

•	changes in interest rates and expectations as to changes in interest rates;

•	new developments in the banking industry;

•	changes in quarterly or annual operating results or outlook;

•	new litigation or changes in existing litigation;

•	regulatory actions;

•	changes in accounting policies or procedures as may be required by the FASB or other regulatory agencies; and

•	the other factors discussed elsewhere in this prospectus supplement.

Certain provisions of Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

We are subject to Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. This provision could have the effect of discouraging, delaying or preventing a merger that may be favorable to you.

RECENT DEVELOPMENTS

The following presents selected unaudited financial data for National City for the three months and year ended December 31, 2007. Please see National City’s Current Report on Form 8-K filed on January 22, 2008 for further unaudited information on its financial condition and operating results for the three months and full year ended December 31, 2007.

Fourth Quarter and Full Year 2007 Results of Operations

On January 22, 2008, National City reported a fourth quarter 2007 net loss of $333 million, or $.53 per diluted share. The loss resulted from a large provision for credit losses, losses on mortgage loans held for sale, charges related to indemnification obligations arising from third-party litigation against Visa Inc. and our interest in Visa, and severance charges associated with employment reductions during the quarter. See “— Recent Legal Proceedings.” In addition, National City recorded a charge of $181 million representing the impairment of goodwill associated with our mortgage business. The goodwill impairment charge reduced net income by $.26 per diluted share, but had no effect on our cash flows, tangible book value or regulatory capital. Net income for the full year in 2007 was $314 million, or $.51 per diluted share.

Net income for the fourth quarter of 2006 was $842 million, or $1.36 per diluted share, and net income for the full year 2006 was $2.3 billion, or $3.72 per diluted share. The 2006 results included a $622 million after-tax gain, approximately $1.00 per diluted share, on the sale of the Company’s former First Franklin mortgage origination and servicing platform in the fourth quarter.

Net Interest Income and Margin.  Tax-equivalent net interest income was $1.1 billion for the fourth quarter of 2007, about equal to the preceding quarter, and down slightly compared with the fourth quarter of 2006. Average earnings assets were $134.1 billion for the fourth quarter of 2007, an increase of 5% compared to the third quarter of 2007, and 10% compared with the fourth quarter of 2006. Net interest margin was 3.30% for the fourth quarter of 2007, compared to 3.43% for the third quarter of 2007, and 3.73% in the fourth quarter of 2006. The lower margin in the fourth quarter of 2007 reflects higher LIBOR-based funding costs, narrower spreads on both commercial and consumer loans, and lower levels of noninterest-bearing funds compared to the fourth quarter a year ago.

For the full year, tax-equivalent net interest income was $4.4 billion, down approximately 5% compared to 2006. Average earning assets were $126.6 billion in 2007, up about 3% compared to 2006. Net interest margin was 3.49% in 2007 and 3.75% in 2006. The lower margin in 2007 is attributable to the same reasons as occurred in the fourth quarter of 2007.

Loans and Deposits.  Our average portfolio loans were $113.5 billion for the fourth quarter of 2007, compared with $104.4 billion for the third quarter of 2007, and $93.1 billion for the fourth quarter a year ago. Both the linked-quarter and year-over-year increases reflect growth in commercial loans, recent acquisitions, and transfers to portfolio of mortgage loans formerly held for sale. For the full year, average portfolio loans were $104.0 billion for 2007 and $99.4 billion for 2006. Average loans held for sale were $8.3 billion in the fourth quarter of 2007, down $4.3 billion compared to the immediately preceding quarter, and down $9.1 billion from the fourth quarter a year ago. This decrease reflects transfers of formerly held for sale mortgage loans to portfolio, lower levels of origination due to curtailment of certain mortgage products, as well as the sale of the Company’s former First Franklin unit in late 2006. For the full year, average loans held for sale decreased to $11.3 billion in 2007 compared to $13.5 billion in 2006.

Average total deposits were $98.3 billion in the fourth quarter of 2007, up $4.8 billion from the preceding quarter, and up $13.8 billion compared to the fourth quarter a year ago. Average core deposits, excluding mortgage escrow and custodial balances, were $83.4 billion in the fourth quarter of 2007, up $5.8 billion compared to the preceding quarter, and up $16.9 billion compared to the fourth quarter a year ago. Deposit balances have grown with recent acquisitions as well as continued

household growth and expansion. Average total deposits for the full year 2007 were $92.5 billion, up 11% compared to $83.5 billion in 2006.

Credit Quality.  The provision for loan losses was $691 million in the fourth quarter of 2007, compared with $368 million in the preceding quarter and $325 million in the fourth quarter of 2006. For the year, the provision was $1.3 billion in 2007 compared with $489 million in 2006. The larger provision in 2007 primarily reflects higher credit losses on liquidating portfolios of nonconforming mortgage and out-of-footprint home equity loans, as well as other mortgage loans.

Net charge-offs in the fourth quarter of 2007 were $275 million, compared with $141 million in the preceding quarter, and $128 million in the fourth quarter of last year. For the full year, net charge-offs were $661 million in 2007 compared with $442 million a year ago. Both the linked quarter and year-over-year increases in net charge-offs are primarily related to higher credit losses on residential mortgage and broker-sourced, home equity loans from outside the territories served by our branch bank network. Declining real estate values and financial stress on borrowers have resulted in higher delinquencies and greater charge-offs in 2007. Nonperforming assets were $1.5 billion at December 31, 2007, up from $732 million a year ago, primarily due to a larger number of delinquent residential real estate loans.

As of December 31, 2007, the allowance for loan losses was $1.8 billion, or 1.52% of portfolio loans, compared to $1.1 billion, or 1.18% of portfolio loans, a year ago. The allowance has been increased to reflect estimated probable credit losses within the portfolio that have not yet reached charge-off thresholds.

Noninterest Income and Noninterest Expense.  Noninterest income was $597 million for the fourth quarter of 2007 and $2.6 billion for the full year. Disruptions in the mortgage markets led to additional losses and fair value write downs on loans held for sale in the fourth quarter of 2007.

Net loan sale (loss)/revenue was $(149) million in the fourth quarter of 2007 and $(74) million in the third quarter of 2007, versus $122 million in the fourth quarter a year ago. During the fourth quarter of 2007, further deterioration occurred in market values resulting in additional fair value write downs on loans held for sale. Substantially all originations of residential mortgage loans, outside of agency-eligible products, have now been curtailed. In addition, all prior originations of nonconforming mortgage and home equity loans, formerly held for sale, have been transferred to portfolio as of December 31, 2007 as a result of the weak or nonexistent secondary markets for such products.

For the year 2007, net loan sale (loss)/revenue was $(38) million in 2007 versus $766 million in 2006. Significant disruptions in the mortgage markets resulted in losses recognized on mortgage loans held for sale in the last half of 2007, which completely offset loan sale revenues from the first half of the year. Loan servicing revenue was $402 million in 2007 compared to $91 million in 2006. Growth in the servicing portfolio in 2007 offset $64 million of loan servicing revenue lost with the sale of First Franklin in late 2006. Net mortgage servicing rights hedging pretax gains /(losses), included within loan servicing revenue, were $36 million in 2007 versus $(294) million in 2006.

Noninterest expense was $1.6 billion in the fourth quarter of 2007, compared to $1.4 billion in the third quarter of 2007, and $1.2 billion in the fourth quarter a year ago. Noninterest expense for the fourth quarter of 2007 included a goodwill impairment loss of $181 million related to the mortgage business and additional accruals of $132 million for estimated indemnification losses related to third-party litigation against Visa. Noninterest expense for the preceding quarter included a Visa indemnification charge of $157 million, mortgage asset impairments of $44 million and a probable litigation settlement of $25 million. See “—  Recent Legal Proceedings.” No similar items were present in the fourth quarter of last year. Severance and outplacements costs were $66 million in the fourth quarter of 2007, $23 million in the third quarter of 2007 and $9 million in the fourth quarter a year ago.

Noninterest expense was $5.3 billion for the full year 2007, compared to $4.7 billion in 2006. Impairment, fraud and other losses increased by $563 million in 2007 primarily due to the previously described Visa indemnification charges, impairment losses and litigation settlements. Personnel costs decreased slightly year-over-year despite $59 million of higher severance costs in 2007. Foreclosure costs increased by $55 million in 2007 due to more loans in foreclosure and higher foreclosure losses. Intangible asset amortization increased by $35 million which reflects amortization of core deposit intangibles associated with recent acquisitions. These higher costs were somewhat offset by lower depreciation expense on the leased automobile portfolio as well as general cost savings measures.

Visa filed a registration statement on November 9, 2007 with the SEC with respect to an initial public offering of Visa common stock. We expect that, if Visa’s pending public offering is successfully completed, the value of its ownership in Visa, currently not reflected in our financial statements, will ultimately more than offset the Visa-related indemnity charges totalling $289 million that we recorded in 2007. See “—  Recent Legal Proceedings.”

Balance Sheet.  At December 31, 2007, our total assets were $150.4 billion, and stockholders’ equity was $13.4 billion or 8.9% of assets. At December 31, 2007, total deposits were $97.6 billion, including core deposits of $87.5 billion. Total purchased funds were $35.0 billion at December 31, 2007, compared to $33.3 billion at December 31, 2006. The higher level of purchased funds corresponds to a larger loan portfolio and resulted from the inability to sell certain mortgage loans during the last half of 2007. We repurchased 86.2 million shares of our common stock in 2007. At December 31, 2007, we had remaining authorization to repurchase 37.6 million shares. No share repurchases occurred in the fourth quarter of 2007, and no repurchases are planned for the first quarter of 2008, as we seek to increase our capital ratios towards the top end of our target ranges.

Our capital ratios were adversely affected by our losses, especially those losses that occurred in the fourth quarter of 2007. As discussed above, our mortgage-related charges and credit losses, and the recording of indemnity obligations with respect to third-party litigation against Visa incurred by our principal subsidiary, National City Bank, were among the primary causes of these losses. Such losses have substantially limited the amount of dividends payable to us by National City Bank without prior regulatory approval. See “Regulatory Considerations.” We and National City Bank remain “well-capitalized” for all regulatory purposes.

Recent Legal Proceedings

On January 10, 2008, a putative class action lawsuit was filed in the United States District Court for the Northern District of Ohio against National City, the members of its Board of Directors, the Administrative Committee for the National City Savings and Investment Plan and Shelley J. Seifert, a member of the Administrative Committee. The complaint alleges violations under ERISA relating to the plan and seeks unspecified money damages and equitable relief. At this stage of this lawsuit, it is not possible for management to assess the probability of a material adverse outcome, or the range of possible damages, if any.

On January 18, 2008, a shareholder derivative complaint was filed in the United States District Court for the Northern District of Ohio against certain current and former officers and directors of National City alleging breach of fiduciary duty, waste of corporate assets, unjust enrichment and violations of the Securities Exchange Act of 1934. The complaint seeks unspecified money damages and equitable relief. At this stage of the lawsuit, it is not possible for management to asses the probability of a material adverse outcome, or the range of possible damages, if any.

National City entered into a Loss Sharing Agreement, effective October 3, 2007, which obligates us to indemnify Visa for potential future settlements of certain antitrust suits. This indemnification obligation is limited to our membership interest in Visa of 8%, as disclosed in Visa’s registration statement filed on November 9, 2007. There is no assurance that we will not incur additional charges as a result of this indemnity obligation, however.

NATIONAL CITY CORPORATION

National City is a financial holding company headquartered in Cleveland, Ohio. National City operates through an extensive distribution network in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin and also conducts selected consumer lending and other financial services businesses on a nationwide basis. National City’s primary businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. Operations are primarily conducted through more than 1,400 branch banking offices located within a nine-state footprint and over 450 wholesale and retail mortgage offices located throughout the United States. Including its subsidiaries, National City had 34,024 full-time-equivalent employees at September 30, 2007. As of September 30, 2007, National City’s consolidated total assets were approximately $154.2 billion and its total stockholders’ equity was approximately $13.8 billion. Based on asset size, National City is one of the largest commercial banking organizations in the United States.

National City’s principal banking subsidiary is National City Bank. National City is a legal entity separate and distinct from National City Bank and National City’s other subsidiaries. A substantial portion of National City’s cash flows are received from National City Bank in the form of cash dividends. Federal law limits the manner and amount of funding that National City Bank may provide to National City. Bank subsidiaries are limited as to the dividends they are allowed to pay. The terms of any loans, and the type and amount of any security required to be pledged for any loans from National City Bank to National City are dictated by Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. The Office of the Comptroller of the Currency, or “OCC ,” is the primary federal regulator for National City Bank.

National City and National City Bank are required to meet various capital requirements. Failure to meet the minimum capital requirements can result in National City being denied the right to acquire existing companies or establish new companies, or limit its ability to pay dividends or make distributions on its capital securities or being required to raise additional capital or being subject to increased deposit insurance premiums payable to the Federal Deposit Insurance Corporation (“FDIC ”) and the potential loss of FDIC deposit insurance. National City and National City Bank have consistently maintained “well-capitalized” financial levels. The “well-capitalized” standard is the highest regulatory standard.

For National City to maintain its financial holding company status, National City Bank must be “well-capitalized” and “well-managed” and have a Community Reinvestment Act rating of “satisfactory or above” as determined by National City Bank’s federal regulator, which is the OCC. As of this time, these requirements have been met by National City Bank.

If you would like to know more about us, see our documents incorporated by reference in this prospectus supplement as described under the heading “Where You Can Find More Information” in the accompanying prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      (or approximately $      million if Goldman, Sachs & Co. exercises its overallotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use proceeds of this offering to repay $300 million in indebtedness under our 3.20% senior notes due April 1, 2008.

We intend to use a portion of the net proceeds from this offering and the proceeds from warrants sold to one or more financial intermediaries, which may involve Goldman, Sachs & Co., the underwriter in this offering, or one of its affiliates, as counterparties, to pay the costs of the convertible note hedge transaction. We estimate that the cost of the convertible note hedge transaction that is not covered by the proceeds from the sale of the warrants will be approximately $           million. If Goldman, Sachs & Co. exercises its overallotment option to purchase additional notes, National City expects to enter into additional convertible note hedge and warrant transactions with one or more financial intermediaries, which may involve Goldman, Sachs & Co., the underwriter in this offering, or one of its affiliates, as counterparties, in amounts corresponding to the amount of the overallotment that is exercised.

We will use the remainder of the proceeds of this offering for general corporate purposes.

One or more financial intermediaries, which may involve Goldman, Sachs & Co. (the underwriter in this offering) or one of its affiliates will enter into hedging and other arrangements with the counterparties in the convertible note hedge transactions and will receive a portion of the net proceeds from this offering applied to those transactions.

CAPITALIZATION

The following table sets forth, as of September 30, 2007, our capitalization presented on a historical basis and on an as adjusted basis to give effect to this offering and the application of the proceeds therefrom. The table below should be read in conjunction with “Use of Proceeds” and “Consolidated Selected Historical Financial Data” included elsewhere in this prospectus supplement, the consolidated financial statements and related notes thereto incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2007, June 30, 2007 and September 30, 2007, which are incorporated by reference in this prospectus supplement, and our other financial data incorporated by reference herein.

	September 30, 2007
	Actual	As Adjusted
	(in millions)

Long-term Debt
Holding Company:
Senior notes	$1,774		$1,474	[1]
Subordinated notes	1,054		1,054
% Convertible Senior Notes due 2011 offered hereby	—		1,000	[2]

Total holding company	2,828		3,528

Subsidiaries:
Senior bank notes	14,232		14,232
Federal Home Loan Bank advances	5,900		5,900
Subordinated notes	3,421		3,421
Repurchase agreements	321		321
Secured debt financings	47		47
Other	9		9

Total subsidiaries	23,930		23,930

Total long-term debt	26,758		27,458

Total junior subordinated debentures owed to unconsolidated subsidiary trusts	1,881		1,881
Stockholders’ Equity
Preferred stock	—		—
Common stock	2,534		2,534
Capital surplus	6,361			[3]
Retained earnings	5,002		5,002
Accumulated other comprehensive loss	(54)		(54)

Total Stockholders’ Equity	13,843

Total Capitalization	$42,482	$

1	Reflects repayment of $300 million of our 3.20% senior notes due April 1, 2008 with proceeds of this offering.

2	Reflects estimated notes issued with this offering.

3	The as-adjusted capital surplus balance reflects our expected use of approximately $ million of the net proceeds of this offering to pay the net cost of the convertible note hedge and warrant transaction.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “NCC.” The following table sets forth, for the periods indicated, the high and low sale prices as reported on the New York Stock Exchange.

	High	Low

Year Ending December 31, 2008
First Quarter (through January 18, 2008)	$16.22	$13.51
Year Ended December 31, 2007
Fourth Quarter	27.21	15.76
Third Quarter	34.30	24.88
Second Quarter	38.32	33.08
First Quarter	38.94	34.82
Year Ended December 31, 2006
Fourth Quarter	37.47	35.29
Third Quarter	37.42	34.50
Second Quarter	38.04	34.38
First Quarter	36.25	33.26

On January 18, 2008, the last reported sale price of our common stock was $14.33 per share. There were approximately 60,943 record holders of our common stock as of December 31, 2007.

DIVIDEND POLICY

Dividends on our common stock are payable when, as and if declared by our board of directors from lawfully available funds. Although our current policy seeks to pay 45% to 50% of our annual net earnings as dividends, the actual level of dividends will depend, among other things, on our earnings, available cash and the need to maintain National City’s and its subsidiaries’ capital. See “Regulatory Considerations.”

CONSOLIDATED SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected consolidated condensed financial data for National City on a historical basis. The historical information for the years 2006 through 2002 was derived from the audited financial statements of National City. The historical information as of and for the three- and nine-month periods ended September 30, 2007 and 2006 is unaudited and was derived from the interim financial statements of National City. In the opinion of management, the interim financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The information presented in the tables should be read in conjunction with National City’s consolidated financial statements, and the related notes thereto, as incorporated by reference into the accompanying prospectus. For more information, see the section entitled “Where You Can Find More Information” in the accompanying prospectus.

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006
		(Unaudited)
		(In thousands)

Statements of Income
Interest income	$2,353,255	$2,290,232	$6,811,079	$6,671,442
Interest expense	1,258,035	1,148,208	3,516,605	3,192,864

Net interest income	1,095,220	1,142,024	3,294,474	3,478,578
Provision for credit losses	361,544	72,932	611,511	159,892

Net interest income after provision for credit losses	733,676	1,069,092	2,682,963	3,318,686
Noninterest income	624,209	877,475	2,009,268	2,317,203
Noninterest expense	1,403,517	1,184,198	3,762,550	3,506,648

Income before income taxes	(45,632)	762,369	929,681	2,129,241
Income tax (benefit) expense	(26,627)	235,923	282,870	671,062

Net (loss) income	$(19,005)	$526,446	$646,811	$1,458,179

Net (loss) income applicable to common stock	$(19,465)	$526,009	$645,477	$1,456,912

Per Common Share
Net (loss) income:
Basic	$(.03)	$.87	$1.08	$2.39
Diluted	(.03)	.86	1.07	2.36
Dividends declared	.41	.39	1.19	1.13
Book value	21.86	21.44	21.86	21.44
Average shares:
Basic	588,134,030	603,848,871	597,365,121	608,442,541
Diluted	592,596,077	612,063,772	604,329,623	616,635,735
Financial Ratios
Return on average common equity	—%	16.45%	6.60%	15.49%
Return on average assets	—	1.51	.62	1.40
Average stockholders’ equity to average assets	8.71	9.16	9.31	9.03
Net interest margin	3.43	3.73	3.57	3.76
Annualized net charge-offs to average portfolio loans	.54	.48	.51	.41
Efficiency ratio	81.31	58.43	70.65	60.27

	September 30,	December 31,	September 30,
	2007	2006	2006
	(In millions)

At Period End
Assets	$154,166	$140,191	$138,123
Portfolio loans	111,991	95,492	92,963
Loans held for sale or securitization	11,987	12,853	19,505
Securities, at fair value	8,977	7,509	7,906
Deposits	98,249	87,234	82,782
Long-term debt	26,758	25,407	26,348
Shareholders’ equity	13,843	14,581	12,902
Tangible common equity to tangible assets	5.29%	7.77%	6.99%
Tier 1 capital	6.78	8.93	7.48
Total risk-based capital	10.37	12.16	10.30
Leverage	6.96	8.56	7.13
Loan loss allowance to period-end portfolio loans	1.23	1.18	1.00
Nonperforming assets to period-end portfolio loans and other nonperforming assets	1.08	0.76	0.74

	As of/For the Years Ended December 31,
	2006(a)	2005	2004(b)	2003	2002
	(In thousands)

Statements of Income
Interest income	$8,933,762	$7,731,819	$6,026,003	$5,965,930	$5,901,171
Interest expense	4,330,159	3,036,071	1,593,335	1,629,816	1,910,541

Net interest income	4,603,603	4,695,748	4,432,668	4,336,114	3,990,630
Provision for loan losses	482,593	283,594	323,272	638,418	681,918

Net interest income after provision for loan losses	4,121,010	4,412,154	4,109,396	3,697,696	3,308,712
Noninterest income	4,018,965	3,304,319	4,440,181	3,593,071	2,548,459
Noninterest expense	4,717,339	4,751,057	4,471,637	4,053,301	3,688,370

Income before income taxes	3,422,636	2,965,416	4,077,940	3,237,466	2,168,801
Income tax expense	1,122,800	980,187	1,298,006	1,120,402	722,158

Net income	$2,299,836	$1,985,229	$2,779,934	$2,117,064	$1,446,643

Net income applicable to common stock	$2,298,132	$1,983,613	$2,779,148	$2,117,064	$1,446,622

Per Common Share
Net income:
Basic	$3.77	$3.13	$4.37	$3.46	$2.37
Diluted	3.72	3.09	4.31	3.43	2.35
Dividends declared	1.52	1.44	1.34	1.25	1.20
Book value	23.06	20.51	19.80	15.39	13.35
Average shares:
Basic	609,316,070	633,431,660	635,450,188	611,205,682	610,186,786
Diluted	617,671,507	641,600,969	645,510,514	616,410,043	616,174,238
Financial Ratios
Return on average common equity	17.98%	15.54%	24.56%	23.60%	18.14%
Return on average assets	1.66	1.40	2.23	1.79	1.40
Average stockholders’ equity to average assets	9.21	9.02	9.10	7.57	7.70
Net interest margin	3.75	3.74	4.02	4.08	4.33
Annualized net charge-offs to average portfolio loans	0.44	0.36	0.39	0.80	0.83
Efficiency ratio(c)	54.52	59.36	50.35	51.24	56.85
Tangible common equity to tangible assets	7.77	6.57	6.83	7.23	5.99
Tier 1 capital	8.93	7.43	8.25	8.79	7.46
Total risk-based capital	12.16	10.54	11.79	13.12	11.37
Leverage	8.56	6.83	7.31	7.43	6.39
Loan loss allowance to period-end portfolio loans	1.18	1.03	1.19	1.29	1.39
Nonperforming assets to period-end portfolio loans and other nonperforming assets	0.76	0.56	0.56	0.83	1.13
At Year End

	(In millions)
Assets	$140,191	$142,397	$139,414	$114,102	$118,153
Portfolio loans	95,492	106,039	100,271	79,344	72,174
Loans held for sale or securitization	12,853	9,667	12,430	15,368	24,501
Securities, at fair value	7,509	7,875	8,765	6,525	8,675
Deposits	87,234	83,986	85,955	63,930	65,119
Long-term debt	26,356	30,970	28,696	23,666	22,730
Shareholders’ equity	14,581	12,613	12,804	9,329	8,161

(a)	Results for 2006 were affected by the acquisitions of Forbes First Financial Corporation and Harbor Florida Bancshares, Inc., and the sale of First Franklin. Refer to footnote 3 of the audited financial statements included in National City’s Annual Report on Form 10-K for the year ended December 31, 2006 for further details.

(b)	Results for 2004 were affected by the acquisitions of Allegiant Bancorp, Inc., Provident Financial Group, Inc. and Wayne Bancorp, and the sale of National Processing, Inc. Refer to footnote 3 of the audited financial statements included in National City’s Annual Report on Form 10-K for the year ended December 31, 2006 for further details.

(c)	The efficiency ratio excluded security gains/(losses) from noninterest income for periods prior to 2007. If security gains/(losses) were included, the efficiency ratio for 2005, 2004, 2003 and 2002 would have been 59.16%, 50.24%, 50.94% and 56.14%, respectively. The efficiency ratio for 2006 would remain unchanged.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months
	Ended 30		Years Ended December 31,
	2007		2006		2005		2004		2003		2002

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	1.68	x	2.74	x	2.99	x	6.53	x	5.18	x	3.71	x
Including interest on deposits	1.26	x	1.78	x	1.96	x	3.50	x	2.94	x	2.11	x

For the purpose of computing the ratios of earnings to fixed charges, earnings consist of consolidated income from continuing operations before provision for income taxes, minority interest and fixed charges, and fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense deemed to represent interest. Fixed charges exclude interest on uncertain tax positions which is classified with the provision for income taxes in the consolidated financial statements.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act, National City is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to National City, please refer to National City’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and any subsequent reports National City files with the SEC, which are incorporated by reference into the accompanying prospectus.

National City’s primary source of funds to pay interest due on the notes and dividends on its common stock are dividends and interest from National City Bank and its other subsidiaries. National City is a legal entity separate and distinct from its bank and other subsidiaries.

Various federal and state statutes and regulations limit the amount of dividends that may be paid to a parent corporation by its bank subsidiaries without regulatory approval. The prior approval of the OCC is required to pay a dividend if the total of all dividends declared by a national bank subsidiary in any calendar year exceeds the bank subsidiary’s net profits for that year, combined with its retained net profits for the preceding two calendar years.

National City’s bank subsidiaries declared dividends of $950 million in the period ended September 30, 2007, $2.0 billion in 2006, $1.2 billion in 2005 and $2.2 billion in 2004. National City Bank at December 31 of 2005, 2006 and 2007 could, without prior regulatory approval, declare dividends of up to approximately $1.9 billion, $954 million and $106 million, respectively. National City Bank’s ability to pay dividends has been adversely affected by losses primarily in certain of its mortgage businesses in 2007, as well as charges for indemnities to Visa booked in 2007 as a result of National City Bank’s interest in Visa and third-party litigation against Visa.

The payment of dividends is also limited by minimum capital requirements imposed on bank holding companies and banks. As of December 31, 2007, National City and National City Bank were well-capitalized for all regulatory purposes and National City’s bank subsidiaries’ minimum capital exceeded these requirements.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture to be dated as of January     , 2008 (the “indenture ”) between us and The Bank of New York Trust Company, N.A., as trustee (the “trustee ”). The terms of the notes include those expressly set forth in the indenture and the notes and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act ”).

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture (including the form of note contained therein) because it, and not this description, defines your rights as a holder of the notes. For purposes of this description, references to the “Company, ” “we, ” “our ” and “us ” refer only to National City Corporation and not to its subsidiaries.

General

The notes:

•	will be:

•	our general unsecured obligations;

•	equal in right of payment to all of our other senior unsecured indebtedness;

•	senior in right of payment to all indebtedness that is contractually subordinated to the notes;

•	structurally subordinated to the existing and future claims of our subsidiaries’ creditors, including trade creditors;

•	effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	limited to an aggregate principal amount of $1,000,000,000 ($1,150,000,000 if Goldman, Sachs & Co. exercises its option to purchase additional notes in full) except as set forth below;

•	will mature on February 1, 2011 (the “maturity date ”), unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and integral multiples of $1,000; and

•	will initially be represented by one or more registered notes in global form, but in certain limited circumstances described under the heading “— Global Notes, Book-Entry Form” below may be represented by notes in definitive form.

As of September 30, 2007, we had outstanding:

•	$1.8 billion of senior unsecured long-term indebtedness equal in right of payment to the notes; and

•	$2.9 billion of subordinated long-term indebtedness.

As of September 30, 2007, our subsidiaries had $134.6 billion of liabilities outstanding, including trade and other payables, and $98.2 billion of deposit liabilities.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries. Our subsidiaries will not guarantee any of our obligations under the notes. See “Risk Factors — Risks Relating to the Notes — The notes are unsecured, are effectively subordinated to secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.”

Subject to the satisfaction of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of          shares of common stock per $1,000

in principal amount of notes (equivalent to an initial conversion price of approximately $      per share of common stock). The conversion rate is subject to adjustment if certain events described below occur. Upon conversion of any notes, we will pay an amount in cash equal to the “principal portion” (as defined below) of the notes converted, calculated as described below. If the “daily conversion value” (as defined below) exceeds the principal portion of the converted notes on any “VWAP trading day” (as defined below) during the relevant 40 VWAP trading day “observation period” (as defined below), in addition to paying the principal portion of the converted notes for such VWAP trading day in cash, upon conversion of notes, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion on that VWAP trading day. We will perform this calculation and make an aggregate payment of cash and stock for all VWAP trading days of the relevant 40 VWAP trading day observation period at the end of that period, as further described below. See “— Conversion Rights — Payment upon Conversion.” You will not receive any separate cash payment for interest accrued and unpaid to the “conversion date” (as defined below), except under the limited circumstances described below.

We use the term “note ” in this prospectus supplement to refer to each $1,000 in principal amount of notes.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes are issued pursuant to a “qualified reopening” or are treated as issued without original issue discount for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Other than the restrictions described under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes” and “— Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “— Conversion Rights — Conversion upon Specified Corporate Events” and “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. See “Risk Factors — Risks Relating to the Notes.”

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Payments on the Notes; Paying Agent and Registrar

We will issue and deposit with The Depository Trust Company (“DTC ”) one or more fully registered global certificates representing all of the notes. We will pay the principal of, and interest on, notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global notes.

In the event we issue notes in certificated form other than to DTC, we will pay the principal of certificated notes at the office or agency designated by us. We have initially designated the trustee as our paying agent and registrar and a corporate trust office of the trustee as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of such notes, and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

Transfer and Exchange

A holder of notes may transfer or exchange notes in certificated form at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we, the trustee or registrar may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected or surrendered for conversion.

Interest

The notes will bear interest at a rate of     % per year from January  , 2008, or from the most recent date to which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on February 1 and August 1 of each year, beginning August 1, 2008.

Interest will be paid to the person in whose name a note is registered at the close of business on January 15 or July 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

All references herein to interest include additional interest, if any.

Conversion Rights

General

Upon the occurrence of any of the conditions described under the headings “— Conversion upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Events,” holders may convert their notes at an initial conversion rate of          shares of common stock per $1,000 in principal amount of notes, which is equivalent to an initial conversion price of approximately $      per share of common stock, at any time prior to November 15, 2010. On and after November 15, 2010, holders may convert their notes at the conversion rate regardless of the conditions described under the headings “— Conversion upon Satisfaction of Trading Price Condition,” “— Conversion Based on Common Stock Price” and “— Conversion upon Specified Corporate Events” at any time prior to the close of business on the third “scheduled trading day” (as defined below) immediately preceding the maturity date of February 1, 2011.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading or, if our common stock is not listed or admitted for trading on any exchange or market, a business day.

“Business day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in the City of New York.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 in principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “— Payment upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest on the note to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted, except that no such payment need be made:

•	if we have specified a “fundamental change repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	to the extent of any overdue interest, if any overdue interest remains unpaid at the time of conversion with respect to such notes; or

•	in respect of any conversions that occur after the record date immediately preceding the maturity date.

Upon conversion, we will deliver cash and shares of our common stock, if any, as described under “— Payment upon Conversion” below.

Our current and future debt or other agreements and regulatory requirements may restrict our ability to pay the principal portion of the notes in cash upon conversion. Our failure to pay in cash the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors — Risks Relating to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payments due upon conversion.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon Satisfaction of Trading Price Condition

Prior to November 15, 2010, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period ”) in which the “trading price” (as defined below) per $1,000 in principal amount of the notes for each day of the measurement period was less than 98% of the product of the “last reported sale price” (as defined below) of our common stock and the applicable conversion rate for the notes for such date, as determined by the trustee and subject to compliance with the procedures and conditions described below concerning the trustee’s obligation to make such determination (the “trading price condition ”).

The trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 in principal amount of the notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we will instruct the trustee to determine the trading price of the notes in the manner described below beginning on the next trading day and on each successive trading day until the trading price per $1,000 in principal amount of the notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not, when we are obligated to, make a request to the trustee to determine the trading price of the notes, or if we make such request to the trustee and the trustee does not make such determination, then the trading price per $1,000 in principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

If the trading price condition has been met, we will promptly notify the holders of the notes. If, at any time after the trading price condition has been met, the trading price per $1,000 in principal amount of the notes is greater than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate for such date, we will so promptly notify the holders of the notes.

The “trading price ” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million in principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include Goldman, Sachs & Co.; provided that if three such bids cannot reasonably be provided to the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid is obtained, that one bid will be used. If at least one bid for $2.0 million in principal amount of the notes cannot reasonably be obtained, then the trading price per $1,000 in principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. Any such determination will be conclusive absent manifest error.

The “last reported sale price ” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the last bid and ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price ” will be the average of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include Goldman, Sachs & Co., selected by us for this purpose. Any such determination will be conclusive absent manifest error.

“Trading day ” means a day during which (i) trading in our common stock generally occurs and (ii) there is no “market disruption event” (as defined below).

“Market disruption event ” means the occurrence or existence on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time within the 30 minutes prior to the closing time of the relevant exchange on such day.

Conversion Based on Common Stock Price

Prior to November 15, 2010, a holder may surrender its notes for conversion during any calendar quarter after the calendar quarter ending March 31, 2008, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on the last trading day of the immediately preceding calendar quarter (the “stock price condition ”). If the stock price condition has been met, we will promptly notify the holders of the notes.

Conversion upon Specified Corporate Events

If we elect to:

•	distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the record date for the distribution to subscribe for or purchase shares of our common stock at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all or substantially all holders of our common stock our assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes and the trustee at least 45 scheduled trading days prior to the “ex-date” (as defined below) for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-date for such distribution or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex-date” means the first date on which the shares of our common stock trade on the relevant exchange or in the relevant market, regular way, without the right to receive the issuance or distribution in question. Holders of the notes may not exercise this right if they may participate (as a result of holding the notes, and at the same time as common stock holders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

If a transaction or event constituting a “fundamental change” occurs, we will notify holders and the trustee of the occurrence of any such transaction or event on the effective date of such event. A holder may surrender notes for conversion at any time from the effective date of such event until (i) the fundamental change repurchase date corresponding to such event or (ii) if there is no such fundamental change repurchase date, 20 scheduled trading days following the effective date of such event. In addition, if a “make-whole fundamental change” (as defined below) occurs, a holder may be entitled to receive “additional shares” (as defined below) of our common stock upon any conversion as described below under “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change.”

You will also have the right to convert your notes if we are a party to a combination, merger, recapitalization, reclassification, binding share exchange or other similar transaction or sale or conveyance of all or substantially all of our property and assets (excluding a pledge of securities issued by any of our subsidiaries), in each case pursuant to which our common stock would be converted into cash, securities and/or other property that does not also constitute a fundamental change.

In such event, you will have the right to convert your notes at any time beginning on the earlier of (i) the date on which we give notice or make a public announcement of such transaction and (ii) the effective date of such transaction and ending on the 20th scheduled trading day following the effective date of such transaction. We will notify holders and the trustee as soon as practicable of the anticipated effective date of any such transaction.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any. See “— Global Notes, Book-Entry Form” below.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the “conversion date ” under the indenture.

If a holder has already delivered a repurchase notice as described under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes” with respect to a note, such holder may not surrender that note for conversion until the holder has withdrawn such repurchase notice in accordance with the indenture.

Payment upon Conversion

Upon conversion of any notes, we will pay an amount in cash equal to the principal portion of the notes converted, calculated as described below. If the daily conversion value exceeds the principal portion of the converted notes on any VWAP trading day during the observation period, in addition to paying the principal portion of the converted notes in cash for such VWAP trading day, we will also deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the converted notes for such VWAP trading day, all calculated as described below. We will settle each $1,000 in principal amount of notes being converted by delivering, on the third VWAP trading day immediately following the last day of the related observation period, cash and shares of our common stock, if applicable, equal to the sum of the “daily settlement amounts” (as defined below) for each of the 40 VWAP trading days during the related observation period.

The “observation period ” with respect to any note means:

•	with respect to any conversion date occurring on or after the 45th scheduled trading day prior to the maturity date of the notes, the 40 consecutive VWAP trading day period beginning on, and including, the 42nd scheduled trading day prior to the maturity date (or if such day is not a VWAP trading day, the next succeeding VWAP trading day) (the “final observation period”); and

•	in all other instances, the 40 consecutive VWAP trading day period beginning on and including the third VWAP trading day after the conversion date.

The “daily settlement amount ” for each of the 40 VWAP trading days during the observation period means:

•	an amount of cash equal to the lesser of (x) $25.00 and (y) the daily conversion value relating to such VWAP trading day (such cash amount, the “principal portion ”); and

•	if such daily conversion value exceeds $25.00, a number of shares of our common stock (the “deliverable shares ”) equal to (A) the difference between such daily conversion value and $25.00, divided by (B) the daily VWAP of our common stock for such VWAP trading day.

The “daily conversion value ” means for each of the 40 consecutive VWAP trading days during the observation period, 1/40th of the product of (1) the applicable conversion rate and (2) the “daily VWAP” (as defined below) of our common stock, or the consideration into which our common stock has been converted pursuant to the indenture in connection with certain corporate transactions, on such VWAP trading day. Any determination of the daily conversion value by us will be conclusive absent manifest error.

The “daily VWAP ” of our common stock means, for each of the 40 consecutive VWAP trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page NCC.N <equity> AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal trading market for our common stock to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day using a volume-weighted method as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

“VWAP trading day ” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no “VWAP market disruption event” (as defined below). If our common stock is not so listed or traded, then “VWAP trading day” means a business day.

“VWAP market disruption event ” means (i) a failure by the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our common stock for an aggregate one half-hour period or longer of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

We will deliver cash in lieu of any fractional shares of our common stock deliverable upon conversion based on the daily VWAP on the last VWAP trading day of the applicable observation period.

The indenture requires us to pay the principal portion of the conversion consideration of the notes in cash and we may be required to repurchase the notes for cash at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, upon the occurrence of a fundamental change. Our current and future debt or other agreements or regulatory requirements may restrict our ability to pay the principal portion of the notes in cash upon conversion or in connection with the repurchase of notes upon a fundamental change. Our failure to pay in cash the principal portion of the notes when converted would result in an event of default with respect to the notes. See “Risk Factors — Risks Relating to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.”

A holder will become a record holder with respect to a number of shares of our common stock it is entitled to receive as a result of converting its notes on each VWAP trading day in the observation period with respect to a number of shares of our common stock it is entitled to receive with respect to such VWAP trading day.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Adjustment Events

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 x	OS’ OS0

where,

CR’ = the conversion rate in effect immediately after the close of business on the business day prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR0 = the conversion rate in effect immediately prior to the close of business on the business day prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS’ = the number of shares of our common stock that will be outstanding (including as a result of such share split or combination, as the case may be) as of the close of business on the business day prior to the “ex-date” for such dividend or distribution and immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be; and

OS0 = the number of shares of our common stock outstanding immediately prior to the close of business on the business day prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days after the “ex-date” for such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR’	=	CR0	x	OS0 + X OS0 + Y

where,

CR’ = the conversion rate in effect immediately after the close of business on the business day prior to the “ex-date” for such distribution;

CR0 = the conversion rate in effect immediately prior to the close of business on the business day prior to the “ex-date” for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the close of business on the business day prior to the “ex-date” for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the declaration date for such distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this clause (3);

then the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	SP0 SP0 − FMV

where,

CR’ = the conversion rate in effect immediately after the close of business on the business day prior to the “ex-date” for such distribution;

CR0 = the conversion rate in effect immediately prior to the close of business on the business day prior to the “ex-date” for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV = the fair market value as determined by our board of directors or a committee thereof of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of ours, which we refer to as a “spin-off, ” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR’	=	CR0	x	FMV0 + MP0 MP0

where,

CR’ = the conversion rate in effect immediately after the close of business on the business day prior to the 10th trading day immediately following the effective date of the spin-off;

CR0 = the conversion rate in effect immediately prior to the close of business on the business day prior to the 10th trading day immediately following the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under this clause (3) will occur on the 10th trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the 10 trading days immediately following, and including, the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividends or distributions to all or substantially all holders of our common stock (excluding the first dividend or distribution with an “ex date” in any calendar quarter that does not exceed the “dividend threshold amount” as defined below), the conversion rate will be adjusted based on the following formula:

CR’	=	CR0	x	SP0 − T SP0 − C

where,

CR’ = the conversion rate in effect immediately after the close of business on the business day prior to the “ex-date” for such distribution;

CR0 = the conversion rate in effect immediately prior to the close of business on the business day prior to the “ex-date” for such distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” for such distribution;

T = the “dividend threshold amount, ” which shall initially be $0.21 per share, subject to adjustment in a manner inversely proportional to adjustments in the conversion rate (excluding adjustments to the conversion rate pursuant to this clause (4)); provided that in the case of any dividend or distribution with an “ex date” in a calendar quarter that is not the first such dividend or distribution, the dividend threshold amount shall be deemed to be zero; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’	=	CR0	x	AC + (SP’ x OS’) OS0 x SP’

where,

CR’ = the conversion rate in effect at the close of business on the business day prior to the day next succeeding the date such tender or exchange offer expires;

CR0 = the conversion rate in effect at the close of business on the business day prior to the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration as determined by our board of directors or a committee thereof paid or payable for shares purchased in such tender or exchange offer;

SP’ = the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the close of business on the business day prior to the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

OS0 = the number of shares of our common stock outstanding immediately prior to the close of business on the business day prior to the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in respect of a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

If the effective date of any adjustment event occurs during an observation period for any notes, then the Company will make proportional adjustments to the number of deliverable shares for each VWAP trading day during the portion of the observation period preceding the effective date of such adjustment event.

Events that Will Not Result in Adjustments.  Except as described in this section or in “— Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change” below, we will not adjust the conversion rate. Without limiting the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program or stock purchase plan of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest.

Treatment of Reference Property.  In the event of:

•	any reclassification of our common stock;

•	a consolidation, binding share exchange, recapitalization, reclassification, merger, combination or other similar event; or

•	a sale or conveyance to another person of all or substantially all of our property and assets (excluding a pledge of securities issued by any of our subsidiaries),

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will be entitled thereafter to convert your notes into the same type of consideration that you would have been entitled to receive if you had held a number of shares of our common stock equal to the applicable conversion rate in effect immediately prior to these events, provided, however, that you will receive:

•	cash up to the aggregate principal portion thereof; and

•	in lieu of the shares of our common stock otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant events (“reference property”).

The amount of consideration, and, consequently, reference property, you receive upon conversion will be based on the daily conversion values of reference property and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election or (ii) if no holders of our common stock affirmatively make such an election, the types and amount of consideration actually received by such holders.

Voluntary Increases of Conversion Rate.  We are permitted, in our sole discretion, to the extent permitted by law and the rules of the New York Stock Exchange or any other securities exchange or market on which our common stock is then listed, to increase the conversion rate of the notes by any amount for a period of at least 20 days, if our board of directors determines that such increase would be in our best interest. If we make such determination, it will be conclusive and we will notify the holders of the notes and the trustee of the increased conversion rate and the period during which it will be in effect at least 15 days prior to the date the increased conversion rate takes effect, in accordance with applicable law. We may also, but are not required to, increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares or rights to acquire shares or similar event.

Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change

If you elect to convert your notes in connection with a “make-whole fundamental change” (as defined below), the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. A “make-whole fundamental change ” means any transaction or event that constitutes a fundamental change pursuant to clauses (1), (2) or (4) under the definition of “fundamental change” as described below under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes;” provided, however, that no increase will be made in the case of a transaction constituting a fundamental change described in clause (2) of such definition where 90% or more of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such transaction consists of shares of common stock or American Depositary Receipts in respect of shares of common stock traded on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into cash (in respect of the principal portion) and such shares of such common stock or such American Depositary Receipts pursuant to “— Conversion Rate Adjustments — Treatment of Reference Property” above. A conversion shall be deemed to be in connection with a make whole fundamental change if such conversion occurs on or after the effective date of such fundamental change, until the related fundamental change repurchase date or, if there is no such fundamental change repurchase date, 30 scheduled trading days following the effective date of such fundamental change, as applicable. We will notify holders and the trustee of the occurrence of any such fundamental change on the effective date of such transaction or event. We will settle conversions of notes as described below under “— Settlement of Conversions upon a Make-Whole Fundamental Change.”

The number of additional shares by which the conversion rate will be increased in the event of a make-whole fundamental change will be determined by reference to the table below, based on the earliest of the date on which such make-whole fundamental change is publicly announced, occurs or becomes effective (the “make-whole reference date ”) and the price (the “stock price ”) per share of our common stock at the time of such make-whole fundamental change. If holders of our common stock receive only cash consideration for their shares of common stock in connection with a make-whole fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the 10 trading day period ending on the trading day preceding the date on which such make-whole fundamental change is publicly announced, occurs or becomes effective.

The stock prices set forth in the first column of the table below (i.e., the row headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

The following table sets forth the stock prices and the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the notes, in the event of a make-whole fundamental change.

Make-Whole Reference Date

	January ,	February 1,	February 1,	February 1,
Stock Price	2008	2009	2010	2011

$
$
$
$
$
$
$
$
$
$
$
$
$
$

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $ per share, subject to adjustment, no adjustments will be made in the conversion rate.

•	If the stock price is less than $ per share, subject to adjustment, no adjustments will be made in the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed          per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

In addition, if you convert your notes prior to the effective date of any make whole fundamental change, and the make whole fundamental change does not occur, you will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of equity and the discretion of the court in applying equitable remedies.

Settlement of Conversions upon a Make-Whole Fundamental Change

As described above under “— Conversion Rate Adjustments — Treatment of Reference Property,” upon effectiveness of certain fundamental changes, the notes will be convertible into cash and reference property, if any. If, as described above, we are required to increase the conversion rate by the additional shares as a result of a make-whole fundamental change, notes surrendered for conversion will be settled as described above under “— Payment upon Conversion” based on the applicable conversion rate as increased by the additional shares described above on the third VWAP trading day immediately following the last VWAP trading day of the applicable observation period.

Fundamental Change Permits Holders to Require Us to Repurchase Notes

If a “fundamental change” occurs at any time, you will have the right, at your option, to require us to repurchase all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date ”) of our choosing that is not less than 20 nor more than 35 days after the date of the “fundamental change repurchase right notice” (as defined below). The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but not including, the fundamental change repurchase date, unless such fundamental change repurchase date falls after a regular record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest payable on such interest payment date to the holder of record at the close of business on the corresponding regular record date. Any notes repurchased by us will be paid for in cash.

A “fundamental change ” will be deemed to have occurred if any of the following occurs:

(1) any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us or any of our subsidiaries; or

(2) we (i) merge or consolidate with or into any other person, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person (excluding a pledge of securities issued by any of our subsidiaries) or (ii) engage in any recapitalization, reclassification or other transaction in which all or substantially all our common stock is exchanged for or converted into cash, securities or other property, in each case, other than any merger or consolidation:

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(3) at any time our “continuing directors” (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us); or

(4) we are liquidated or dissolved or holders of our common stock approve any plan or proposal for our liquidation or dissolution; or

(5) if shares of our common stock, or shares of any other capital stock into which the notes are convertible pursuant to the terms of the indenture, are not listed for trading on any United States national securities exchange.

Notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clause (1), (2) or (3) above, and we will not be required to deliver the fundamental change repurchase right notice incidental thereto, if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights and cash dividends) in a merger or consolidation or such other transaction otherwise constituting a fundamental change under clause (2) above consists of shares of common stock or American Depositary Receipts in respect of shares of common stock traded on any of the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors) (or will be so traded or quoted immediately following the completion of the merger or consolidation or such other transaction) and, as a result of the completion of the merger or consolidation or such other transaction the notes become convertible into cash (in respect of the principal portion) and, if applicable, such shares of such common stock or such American Depositary Receipts pursuant to “— Conversion Rate Adjustments — Treatment of Reference Property” above.

For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act ”), and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Continuing directors ” means (i) individuals who on the date of original issuance of the notes were members of our board of directors and (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof), either who were directors on the date of original issuance of the notes or whose election or nomination for election was previously so approved.

After the occurrence of a fundamental change, but on or before the 10th day following such occurrence, we will notify all holders of the notes and the trustee and paying agent on the occurrence of the fundamental change and of the resulting repurchase right, if any (the “fundamental change repurchase right notice ”). Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right, if applicable;

•	the fundamental change repurchase price, if applicable;

•	the fundamental change repurchase date, if applicable;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, if applicable.

To exercise the repurchase right, you must deliver, on or before the business day prior to the fundamental change repurchase date, the notes to be repurchased. If the notes are held in global form, such delivery (and the related repurchase notice) must comply with all applicable DTC procedures. If the notes are held in certificated form, such notes must be duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with applicable DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

In connection with any repurchase of the notes, we will agree under the indenture to:

•	comply with the provisions of Rule 13e-1, Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all applicable federal and state securities laws.

We will be required to repurchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. Subject to a holder’s right to receive interest on the related interest payment date where the fundamental change repurchase date falls between a regular record date and the interest payment date to which it relates, if the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holder will terminate other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest, if any, upon delivery or transfer of the notes.

The repurchase rights of the holders could discourage a potential acquirer of us.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. See “Risk Factors — Risks Relating to the Notes — We may not have the ability to pay interest on the notes, to purchase the notes upon a fundamental change or to pay the cash payment due upon conversion.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we may in the future incur other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Our current and future debt or other agreements and regulatory requirements may limit or prohibit our ability to repurchase any notes.

No notes may be repurchased at the option of holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Optional Redemption by the Company

The notes may not be redeemed by us prior to maturity.

Consolidation, Merger and Sale of Assets

The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets (excluding a pledge of securities issued by any of our subsidiaries) to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise, every right and power of ours under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change permitting each holder to require us to repurchase the notes of such holder as described above.

Events of Default

Each of the following is an event of default:

(1) default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon acceleration or otherwise;

(3) failure by us to comply with our obligation to convert the notes into cash and, if applicable, shares of our common stock upon exercise of a holder’s conversion right and that failure continues for 5 days;

(4) failure by us to comply with our obligations under “— Consolidation, Merger and Sale of Assets;”

(5) failure by us to comply with our notice obligations under “— Conversion Rights — Conversion upon Specified Corporate Events” or under “— Fundamental Change Permits Holders to Require Us to Repurchase Notes;”

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% principal amount of the notes then outstanding has been received by us to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any majority owned subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $50 million in the aggregate of the Company and/or any subsidiary of the Company, whether such debt now exists or shall hereafter be created, which default results (i) in such debt becoming or being declared due and payable and such debt has not been discharged in full or such declaration rescinded or annulled within 30 days of such declaration or (ii) from a failure to pay the principal of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise and such defaulted payment shall not have been made, waived or extended within 30 days of such declaration or notice;

(8) failure by us or any of our majority owned subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds in the aggregate $50 million, which are not stayed while on appeal; or

(9) certain events of bankruptcy, insolvency or reorganization of the Company or any of our “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes) (the “bankruptcy provisions ”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration of acceleration, all principal and accrued and unpaid interest, if any, on the notes will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, if any, will be due and payable immediately.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “— Reports,” will for the first 120 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.50% of the principal amount of the notes over such portion of the 120-day period during which we remain in default. If we so elect, such additional interest will accrue on all outstanding notes from and including the date on which such event of default first occurs and shall be payable on each relevant interest payment date to holders of record on the regular record date immediately preceding that interest payment date. On the 121st day after such event of default (if such violation is not cured or waived prior to such 121st day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest as the sole remedy during the first 120 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the additional interest, the notes will be immediately subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver amounts due upon conversion) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not violate any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes or failure to deliver amounts due upon conversion that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or to receive amounts due to it upon conversion, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or conversion default, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute a default, the status of those events and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority principal amount of the notes then outstanding, including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority principal amount of the notes then outstanding, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note or reduce the amount, or extend the stated time for payment, of additional interest;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest (including any additional interest) in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8) adversely affect the ranking of the notes as our senior unsecured indebtedness; or

(9) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) (x) cure any ambiguity, manifest error or defect or (y) cure any omission or inconsistency; provided that, in the case of clause (y), the rights of the holders are not adversely affected in any material respect;

(2) provide for the assumption by a successor corporation of our obligations under the indenture;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) provide for the conversion of notes in accordance with the terms of the indenture;

(7) provide for the conversion rights of holders of notes and our repurchase obligation in connection with a fundamental change in accordance with the terms of the indenture in the event of any reclassification of our common stock, merger or consolidation, or sale, conveyance, transfer or lease of our property and assets substantially as an entirety;

(8) make any change that does not adversely affect the rights of any holder in any material respect; provided that any amendment to conform the terms of the indenture or the notes to the description contained herein will not be deemed to be adverse to any holder; or

(9) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to issue a notice to the holders briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes or in connection with a conversion. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

The Bank of New York Trust Company, N.A. is the initial trustee, security registrar, paying agent and conversion agent.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 in principal amount and multiples of $1,000.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR.

Global Notes, Book-Entry Form

The notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as “participants.” Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as “’indirect participants.” So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will make payments on a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, repurchase date or fundamental change repurchase date, as the case may be, and the maturity date. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability ‘of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation ” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency ” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will issue notes in fully registered certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in fully registered certificated form in exchange for such interest if an event of default has occurred and is continuing.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the offering of the notes, we intend to enter into one or more convertible note hedge transactions with one or more financial intermediaries, which may involve Goldman, Sachs & Co. (the underwriter in this offering) or one of its affiliates, as a counterparty. The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, approximately      million shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we also intend to enter into one or more warrant transactions whereby we will sell to the counterparties warrants to purchase, subject to customary anti-dilution adjustments, up to approximately      million shares of our common stock. We intend to use approximately $        of the net proceeds of this offering, and together with proceeds from the sale of the warrants to purchase the options that are parts of the convertible note hedge transaction. If Goldman, Sachs & Co. exercises its underwriter’s overallotment option, we expect to sell additional warrants and use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to enter into additional convertible note hedge transactions.

The convertible note hedge transactions are expected generally to reduce the potential equity dilution upon conversion of the notes in the event that the daily VWAP of our common stock on each VWAP trading day of the relevant observation period is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the notes and is subject, with certain exceptions, to the adjustments applicable to the conversion price of the notes. If, however, the daily VWAP of our common stock during the measurement period at maturity of the warrants exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such daily VWAP of our common stock exceeds the strike price of the warrants.

We will not be required to make any cash payments to the counterparties, but will be entitled to receive from them a number of shares of our common stock generally equal to the amount by which the daily VWAP of our shares of common stock exceeds the strike price of the convertible note hedge transactions during the relevant valuation period under the convertible bond hedge transactions. Additionally, if the daily VWAP of our common stock during the measurement period at the maturity of the warrants exceeds the strike price of the warrants, we will owe the counterparties shares of our common stock in an amount based on the excess of such daily VWAP of our common stock over the strike price of the warrants.

The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge or warrant transactions.

For a discussion of the potential impact of any market or other activity by the counterparties, the hedging parties and/or their affiliates, including affiliates of Goldman, Sachs & Co., the underwriter in this offering, in connection with these convertible note hedge and warrant transactions, see “Underwriting — Convertible Note Hedge and Warrant Transactions” and “Risk Factors — Risks Relating to the Notes — The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

DESCRIPTION OF NATIONAL CITY CAPITAL STOCK

We are authorized to issue a total of 1,405,000,000 shares of all classes of stock. Of the total number of authorized shares of stock, 1,400,000,000 shares are common stock, par value $4.00 per share, and 5,000,000 shares are preferred stock without par value. A statement of the designations of the authorized classes of stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of that stock, or of the authority of our board of directors to fix by resolution those designations and other terms, is as follows.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized, within the limitations and restrictions stated in the fourth article of our certificate of incorporation, to fix by resolution the designation of each series of preferred stock and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than one vote for each share of such preferred stock held by such person, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution or exchange, and such other subjects or matters as may be fixed by resolution of our board of directors under the General Corporation Law of the State of Delaware.

We have issued 70,272 shares of Series D non-voting convertible preferred stock. Each share of Series D preferred stock is convertible at any time by the holder into 15.96 shares of our common stock. The conversion rate is subject to adjustment in the event we take certain actions such as paying a dividend in stock or splitting its common stock into a smaller number of shares. Dividends are paid on the Series D preferred stock when declared by the board of directors, out of any funds legally available to us for the payment of such dividends. The Series D preferred stock shall be preferred over our common stock in the event of our liquidation or dissolution. In such event, the Series D holders will be entitled to receive the liquidation value of their stock which is $100 per share.

Common Stock

Subject to all of the preferences and rights of the preferred stock or a series thereof that our board of directors may fix by resolution, (i) dividends may be paid on the common stock as and when declared by our board of directors, out of any funds legally available to us for the payment of such dividends, and (ii) each share of common stock will be entitled to one vote on all matters.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of material United States federal income tax consequences of (1) the acquisition, ownership, conversion and disposition of the notes and (2) the acquisition, ownership and disposition of shares of our common stock issued upon a conversion of notes.

This discussion:

•	is based on the current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Internal Revenue Code,” the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the “Treasury Regulations,” judicial authority and current administrative rulings and practice, each of which is subject to change, possibly with retroactive effect, and differing interpretations;

•	is applicable only to holders who are beneficial owners of notes and/or shares of our common stock who hold their notes and/or shares as capital assets for United States federal income tax purposes;

•	does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	brokers;

•	banks and other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	pension funds;

•	regulated investment companies and real estate investment trusts;

•	persons who own notes or shares of our common stock as part of a position in a hedging or constructive sale transaction, “straddle,” “conversion” or other integrated transaction for tax purposes;

•	U.S. holders (defined below) whose “functional currency” for tax purposes is not the United States dollar;

•	certain individuals who terminated their United States citizenship or residency;

•	holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid United States federal income tax;

•	non-U.S. holders (defined below) subject to special rules under the Internal Revenue Code, including “controlled foreign corporations” and “passive foreign investment companies;”

•	partnerships or other pass-through entities and investors in such entities; and

•	does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including but not limited to, the United States federal gift tax and estate tax.

We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

As used herein, the term “U.S. holder” means a beneficial owner of a note or share of our common stock who, for United States federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “United States persons,” within the meaning of section 7701(a)(30) of the Internal Revenue Code, have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. holders.

The tax consequences to a partner in a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, that holds notes or shares of our common stock generally will depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their tax advisors regarding an investment in notes and/or shares of our common stock.

The term “non-U.S. holder” means any beneficial owner of a note or share of our common stock that is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes. A non-U.S. holder should review the discussion under the heading “— Non-U.S. Holders” below for more information.

This summary of material United States federal income tax considerations is for general information only and is not legal or tax advice. Investors considering the purchase of notes or shares are urged to consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other United States federal tax other than the income tax, the laws of any state, local or non-United States taxing jurisdiction and any applicable treaty.

U.S. Holders

Stated Interest

Stated interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for United States federal income tax purposes.

If, however, the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the notes other than payments of stated interest) exceeds their issue price

(i.e., the Notes are issued at a discount) by more than a de minimis amount, then a U.S. holder will be required to include such excess in gross income as original issue discount as it accrues based on a constant yield method, prior to the receipt of cash payments attributable to this income, regardless of the holder’s method of tax accounting.

Additional Interest

If we were to fail to file certain documents and reports with the SEC that we are required to file, as described under the heading “Description of the Notes — Events of Default” above, then additional interest would be payable on the notes in the manner described therein. Any payment of additional interest should, for United States federal income tax purposes, be treated as additional interest on the notes and be included in the holder’s gross income as interest at the time the payment is received or accrues in accordance with the U.S. holder’s regular method of tax accounting.

According to the applicable Treasury Regulations, the possibility of extension fee payments will not affect the amount or timing of interest income recognized by a holder if, as of the date the notes are issued, this possibility is remote or the potential amount of the additional payments is incidental. We intend to take the position that (1) the possibility that we would be required to pay additional interest is remote and (2) the amount of any such payments would be incidental. Based on this position, we intend to treat the notes as not being subject to the special rules governing contingent payment debt instruments, which, if applicable, would affect the timing, amount and character of income in respect of the notes.

Our position that the possibility of the payment of additional interest is remote and that the amount of any such payment would be incidental is binding on each holder, unless the holder explicitly discloses a different position on that holder’s United States federal income tax return for the taxable year that includes the acquisition of a note. The Internal Revenue Service, however, may take a contrary position, which, if sustained, could affect the amount, timing and character of income on the notes.

Market Discount

A U.S. holder who acquires a note, other than at original issuance, at a cost less than the principal amount payable at maturity will be treated as having purchased that note with “market discount” unless the amount of the discount is de minimis, as determined under the Internal Revenue Code. A U.S. holder generally must treat any gain realized on the sale, exchange or other disposition of a note as ordinary interest income to the extent of any accrued market discount on that note not previously included in the holder’s gross income. For this purpose, market discount generally accrues on a note ratably from the day after the date the holder acquires the note until the maturity date. Alternatively, a U.S. holder may make an irrevocable election to accrue market discount on a constant yield basis.

U.S. holders who incur or maintain indebtedness to purchase or carry a note with market discount may be required to defer all or a portion of any deduction for interest on that indebtedness until the maturity or, in certain circumstances, disposal of the note.

Upon the conversion of a note, any accrued market discount on that note not included in the holder’s gross income either prior to or as a result of that conversion will carry over to the shares of our common stock received in exchange for the converted note. To the extent any accrued market discount carries over to shares in a conversion of notes, any gain realized on a subsequent disposition of those shares generally will be treated as ordinary interest income.

In lieu of recognizing accrued market discount upon a note’s taxable disposition, a U.S. holder may elect to currently include accrued market discount in gross income as it accrues, generally as interest income. The rules, discussed above, treating certain gain on the taxable disposition of notes or shares of our common stock with accrued market discount as ordinary interest income and deferring deductions for interest on indebtedness that finances the acquisition or carrying of notes with market discount will not apply to U.S. holders who elect to currently include accrued market discount in gross income. The election to currently include accrued market discount, if made, generally will apply to all debt instruments with market discount held or subsequently acquired by the electing U.S. holder on or after the first day of the taxable year to which the election applies. This election may be revoked only with the consent of the Internal Revenue Service.

Amortizable Bond Premium

A U.S. holder who acquires a note, other than at original issuance, at a cost greater than the principal amount payable at maturity generally will be considered to have acquired the note with bond premium for United States federal income tax purposes, except to the extent that this excess is attributable to the note’s conversion feature. The amount attributable to a note’s conversion feature may be determined under any reasonable method, including by comparing the note’s market value at the time of acquisition with the market prices of similar notes without a conversion feature.

A U.S. holder may elect to amortize bond premium using a constant yield method over the remaining term of the notes. Bond premium is generally amortized by offsetting stated interest on the note received or accrued in each taxable year under the holder’s regular tax method of accounting, which otherwise would be included in the holder’s income, by the amount of the premium allocable to that taxable year, as determined under the Treasury Regulations. To the extent that the amortizable bond premium allocated to a taxable year exceeds the amount of stated interest received or accrued in that year, a U.S. holder may deduct this excess premium to the extent (1) the holder’s total stated interest inclusions in prior taxable years exceed (2) the aggregate amount of stated interest offset by amortizable bond premium in prior taxable years. Any amortizable bond premium allocable to a taxable year that neither offsets stated interest nor is deducted in that year is carried forward and treated as being allocable to the subsequent taxable year.

An electing U.S. holder’s tax basis in the notes must be reduced by the amount of amortizable bond premium offsetting stated interest or deducted.

A U.S. holder’s election to amortize bond premium applies to all debt obligations held or subsequently acquired on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service. If this election is not made, then the holder will be required to include all stated interest in gross income without reduction for bond premium.

Upon the sale or other taxable disposition of a note, any unamortized bond premium, which would be reflected in the note’s basis at the time of disposition, will either reduce the gain or increase the loss recognized upon such disposition. Upon conversion of a note into shares of our common stock, a U.S. holder may not deduct any unamortized bond premium on such note. Instead, any unamortized bond premium on a note at the time of its conversion will be reflected in the basis of the shares of our common stock received in the conversion.

Sale, Exchange or Other Taxable Disposition of Notes

Except as described under the headings “— Market Discount” or “— Amortizable Bond Premium” above, or under the heading “— Conversion of Notes Into Cash and Shares” below, upon a sale, exchange, repurchase or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss will be measured by the difference, if any, between:

•	the amount of cash plus the fair market value of any property received by the U.S. holder in exchange for notes, excluding any such amount attributable to accrued but unpaid interest, and

•	the U.S. holder’s adjusted tax basis in such notes.

Any amount received by the U.S. holder attributable to accrued but unpaid interest will be taxed as such, as described under the heading “— Stated Interest” above.

Subject to any adjustments, a U.S. holder’s adjusted tax basis in a note generally will equal the holder’s initial investment in the note, subject to adjustments, and (1) increased by any accrued but unpaid interest and any market discount with respect to the note that the holder included in gross income and, to the extent described under the heading “— Conversion Rate Adjustments” below, by certain constructive distributions with respect to the note and (2) decreased by the amount of any principal payments previously received by the holder and by any bond premium amortized or deducted by the holder with respect to the note.

Except as described under the heading “— Market Discount” above, gain or loss recognized by a U.S. holder generally will be capital gain or loss and, if such holder held the note for more than one year at the time of the disposition, long-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of Notes into Cash and Shares

The United States federal income tax treatment of the conversion of a note in exchange for cash and shares of our common stock is unclear. The tax consequences to a U.S. holder of the surrender of a note for conversion in exchange for cash and shares of our common stock either (1) if the notes constitute “securities” within the meaning of section 354 of the Internal Revenue Code and certain other requirements are satisfied, will constitute a “recapitalization” or (2) otherwise, should be treated in part as a redemption and in part as a conversion.

There is no precise definition of “securities” for this purpose and it is unclear whether the notes constitute “securities.” The determination of whether a debt instrument constitutes a “security” depends upon its overall nature. The most significant factor in this determination, although not decisive, is the instrument’s term. A debt instrument with a term of ten years or more generally qualifies as a “security,” while a term of five years or less may be too short to qualify. Other factors include the degree of the holder’s participation and continuing interest in the affairs of the issuer’s business. Although the notes have a three-year term, the conversion feature may provide holders with a continuing interest in our affairs and the opportunity to participate in our earnings.

Treatment as Part Conversion and Part Redemption.  If a conversion of notes in exchange for cash and shares of our common stock were characterized in part as a conversion and in part as a redemption for United States federal income tax purposes, then the converted notes, the holder’s basis therein and, if applicable, any market discount thereon would be allocated ratably between the shares of common stock and the cash payment. The transaction would be bifurcated into —

•	a partial taxable sale of the notes allocable to the cash payment in exchange therefore, which would be taxed in the manner described under the heading “— Sale, Exchange or Other Taxable Disposition of Notes” above; and

•	a conversion of the remaining notes in exchange for the shares of common stock received in the conversion, which generally would not be taxable to a U.S. holder, except with respect to any shares attributable to accrued but unpaid interest. Shares attributable to accrued but unpaid interest would be taxable as such.

Except with respect to shares attributable to accrued but unpaid interest, a U.S. holder’s tax basis in the shares of our common stock received upon the conversion will be equal to the holder’s adjusted tax basis in the converted notes, which is determined under rules described under the heading “— Sale, Exchange or Other Taxable Disposition of Notes” above, allocable to these shares. A U.S. holder’s tax basis in shares of common stock attributable to accrued but unpaid interest will equal the fair market value of such shares at the time of conversion. Any accrued market discount on notes treated as converted in exchange for shares of our common stock will carry over to such shares.

Treatment as a Recapitalization.  If the conversion of notes into cash and shares of our common stock were not treated in part as a conversion and in part as a redemption, then it should be treated as a “recapitalization” for United States federal income tax purposes. Under this characterization, the conversion would be treated as if:

•	First, the holder exchanged the converted notes for (1) the cash consideration received by the holder excluding any cash received in lieu of a fractional share, (2) the common stock consideration received by the holder and (3) any fractional share of common stock that the converting holder would have received had it not received cash in lieu thereof; and

•	Second, we redeemed any fractional share deemed received by the converting holder in the exchange described above.

In the initial deemed exchange described above, except as described under the headings “— Market Discount” or “— Amortizable Bond Premium” above, a U.S. holder surrendering notes would not recognize loss, but would recognize gain, if any. The amount of any gain recognized would be equal to the lesser of:

•	the amount of cash received, except to the extent attributable to any accrued but unpaid interest, which will be treated as such (or attributable to any cash received in lieu of a fractional share); and

•	the amount of gain realized in the initial deemed exchange, which is equal to the excess, if any, of —

•	the amount of cash (excluding cash received in lieu of a fractional share) plus the fair market value of the shares of common stock received (including any fractional share deemed received) in exchange for the converted notes, except to the extent attributable to any accrued but unpaid interest, which will be treated as such; over

•	such holder’s adjusted tax basis in the converted notes at the time of the conversion, which is determined as described under the heading “— Sale, Exchange or Other Taxable Disposition of Notes” above.

Gain or loss recognized in the deemed exchange generally will be capital gain or loss and, if the holder held the note for more than one year at the time of the conversion, long-term capital gain or loss. To the extent any gain does not exceed any accrued market discount on the converted note, such gain generally will be recharacterized as ordinary interest income.

Except in respect of shares attributable to accrued but unpaid interest, a U.S. holder’s tax basis in the shares of common stock received (including any fractional share deemed received) upon a conversion of notes (in the initial deemed exchange) will be equal to (i) the holder’s adjusted tax basis in the converted notes at the time of conversion, (ii) decreased by the amount of cash received except in respect of accrued but unpaid interest (and except to the extent received in lieu of any fractional share) and (iii) increased by the amount of any gain recognized in the deemed exchange. A U.S. holder’s tax basis in shares of common stock attributable to accrued but unpaid interest will equal the fair market value of such shares at the time of conversion.

In the deemed redemption described above, a U.S. holder generally will recognize gain or loss upon the receipt of cash in lieu of a fractional share of our common stock (which will be deemed to be paid in redemption of the fractional share deemed received), measured by the difference between the amount of such cash received and the portion of the holder’s basis in the shares of common stock received (as determined in the previous paragraph) allocable to the fractional share.

Holding Period.  Under either characterization, a U.S. holder’s holding period for the shares of our common stock received in exchange for a converted note will include the holder’s holding period for the converted note, except with respect to shares attributable to accrued but unpaid interest. A U.S. holder’s holding period for shares attributable to accrued but unpaid interest will commence the day after the conversion.

Conversion of Notes Solely Into Cash

If a U.S. holder surrenders notes for conversion in exchange solely for cash, then the conversion will be treated as a taxable disposition of the converted notes and subject to the tax consequences described under the heading “— Sale, Exchange or Other Taxable Disposition of Notes” above.

Conversion Rate Adjustments

Under certain circumstances described under the heading “Description of the Notes — Conversion Rights” above, the conversion rate of the notes may be adjusted. The United States federal income tax treatment to a U.S. holder of such a conversion rate adjustment is unclear.

If at any time we distribute cash or other property to our stockholders that would be a taxable distribution to them for United States federal income tax purposes and the conversion rate of the notes is increased, then this increase may be treated as a deemed taxable distribution to the holders of the notes. Such a deemed distribution generally will occur where the conversion rate adjustment either (1) is made to compensate holders of the notes for any cash or other property distributions made to our stockholders or (2) does not merely have the effect of preventing dilution of the interests of holders of the notes in our earnings and profits or assets. In this regard, an increase in the conversion rate in accordance with the anti-dilution provisions of the notes in the event of stock dividends generally should not result in such a deemed distribution. Any deemed distribution resulting from any adjustment to the conversion rate would be treated, at the time of the conversion rate adjustment, as either a taxable dividend, a return of capital or capital gain, as discussed below under the heading “— Distributions on Common Stock.” The amount of any such deemed distribution taxable to a U.S. holder as a dividend or as capital gain would increase the tax basis in such holder’s notes.

We will be required to increase the conversion rate of the notes in connection with a fundamental change described above under the heading “Description of the Notes — Conversion Rights — Adjustment to Shares Delivered upon Conversion upon Make-Whole Fundamental Change” above. The United States federal income tax consequences to a U.S. holder of such a change in conversion rate is unclear. We intend to take the position that any such increase should not result in a deemed distribution to U.S. holders. Alternatively, such a change in conversion rate could result in a deemed distribution, subject to the treatment described in the previous paragraph.

Holders of the notes should consult their own tax advisors regarding the tax consequences to them of an adjustment in the conversion rate of the notes.

Distributions on Common Stock

Distributions to a U.S. holder with respect to shares of our common stock, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles, as of the end of the taxable year of the distribution.

To the extent that a U.S. holder receives a distribution with respect to our common stock that would have constituted a dividend for United States federal income tax purposes had it not exceeded our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, which will reduce the holder’s tax basis in its shares of our common stock and, thereafter, will be treated as capital gain.

Dividends will be taxable to a U.S. holder as ordinary income. Dividends on shares of our common stock received by individual and other non-corporate U.S. holders in taxable years beginning on or before December 31, 2010 may be subject to United States federal income tax at lower rates applicable to long-term capital gains, provided that certain conditions are met, including certain holding period requirements. Dividends paid to corporate U.S. holders may qualify for a dividends received deduction, provided that certain conditions are met. U.S. holders should consult their own tax advisors concerning the applicability of these rules to their particular circumstances.

Sale or Other Taxable Disposition of Common Stock

Unless a non-recognition provision applies or to the extent shares of our common stock were received upon a conversion of notes with accrued market discount (see the discussions under the headings “— Market Discount” and “— Conversion of Notes into Cash and Shares” above), gain or loss realized by a U.S. holder on a sale or other taxable disposition of shares of our common stock will be recognized as capital gain or loss for United States federal income tax purposes and, if such holder’s holding period in such common stock exceeds one year, long-term capital gain or loss. The amount of the U.S. holder’s gain or loss will be equal to the difference between the amount of cash plus the fair market value of any property received by the U.S. holder in exchange for the disposed shares of common stock and that holder’s adjusted tax basis in those shares. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Interest on the Notes

All interest payments on the notes made to a non-U.S. holder generally will be exempt from United States federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or, in the case of an applicable tax treaty, are not attributable to the non-U.S. holder’s “permanent establishment” in the United States or, in the case of an individual, “fixed base” maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership within the meaning of the applicable sections of the Internal Revenue Code; and

•	the non-U.S. holder of the note certifies, under penalty of perjury, prior to the payment of interest on a properly executed and delivered Internal Revenue Service Form W-8BEN or appropriate substitute form that it is not a “United States person” for United States federal income tax purposes.

The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. Under the Treasury Regulations, this certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that the intermediary entered into a withholding agreement with the Internal Revenue Service and other conditions are met.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to United States federal withholding tax at a gross rate of 30%, subject to an exemption or reduction under an applicable income tax treaty, unless the interest is effectively connected with the conduct by the non-U.S. holder of a United States trade or business, as described under the heading “— United States Trade or Business” below. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding tax pursuant to the applicable income tax treaties. A non-U.S. holder may meet the certification requirements under this paragraph by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our agent.

Additional Interest

In the unlikely event that we are required to make payments of additional interest, as described under the heading “Description of the Notes — Events of Default” above, absent further guidance from the Internal Revenue Service, we intend to treat the payment of such amounts as interest subject to withholding tax to the extent described under the heading “— Interest on the Notes” above. Non-U.S. holders who may be subject to withholding tax on any payments of additional interest should consult their own tax advisors, including concerning whether a refund may be obtained for all or a portion of such withholding tax in the event that any such payments are made.

Conversion of Notes

Any gain recognized by a non-U.S. holder on the conversion of notes in exchange for cash and, if applicable, shares of our common stock generally will be exempt from United States federal withholding tax, except to the extent described under the headings “— Sale, Exchange or Other Taxable Disposition of Notes” and “— United States Real Property Holding Corporation” below.

Sale, Exchange or Other Taxable Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain realized by a non-U.S. holder on a sale, exchange, repurchase or other taxable disposition of notes, including a conversion of notes to the extent cash is received, generally will be exempt from United States federal income and withholding tax, unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or, for individuals, a “fixed base” of the non-U.S. holder (see “— United States Trade or Business” below), (2) in the case of a nonresident alien individual, the holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met or (3) to the extent described under the heading “— United States Real Property Holding Corporation” below. Any amount received by a non-U.S. holder on a sale or other disposition attributable to accrued but unpaid interest will be treated as such. See “— Interest on the Notes” above.

Conversion Rate Adjustments

As discussed under the heading “— U.S. Holders — Conversion Rate Adjustments” above, an adjustment to the conversion rate of the notes could give rise to a deemed distribution to holders of notes for United States federal income tax purposes. Any such deemed distributions with respect to a non-U.S. holder generally would be subject to the rules described under the heading “— Distributions on Common Stock” below.

Distributions on Common Stock

To the extent that distributions on our common stock constitute a “dividend” for United States federal income tax purposes (see the discussion under the heading “— U.S. Holders — Distributions on Common Stock” above), including deemed distributions on the notes described under the heading “— Conversion Rate Adjustments” above, but excluding certain pro rata distributions of shares of common stock, a non-U.S. holder generally will be subject to United States withholding tax at a gross rate of 30%, subject to any exemption or reduction under an applicable income tax treaty, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a United States trade or business, as described under the heading “— United States Trade or Business” below.

We may withhold 30% of either (1) the gross amount of the entire distribution, including the amount not constituting a dividend, once determined, or (2) the amount of the distribution that we project will constitute a dividend, in each as case as provided for in the Treasury Regulations. If it is subsequently determined that the amount of tax withheld exceeds the amount of withholding tax applicable to the dividend portion of the distribution, then you may obtain a refund of any such excess amount, if you timely file a refund claim with the Internal Revenue Service.

Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim any reduction of or exemption from withholding tax pursuant to an applicable income tax treaty, which generally may be satisfied by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our agent.

Sale or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income and withholding tax on gain realized on a sale or other taxable disposition of shares of our common stock, unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or, for individuals, a “fixed base” of the non-U.S. holder (see “— United States Trade or Business” below), (2) in the case of a non-U.S. holder who is a non-resident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (3) to the extent described under the heading “— United States Real Property Holding Corporation” below.

United States Trade or Business

For purposes of the discussion below, income or gain with respect to the notes or shares of our common stock is generally considered United States trade or business income if it is:

•	effectively connected with the conduct by the non-U.S. holder’s conduct of a trade or business within the United States; and

•	in the case of a treaty resident, attributable to the holder’s permanent establishment in the United States or, in the case of an individual, a fixed base in the United States maintained by the non-U.S. holder.

Non-U.S. holders generally will be taxed on any United States trade or business income in the same manner as U.S. holders. See “— U.S. Holders” above. Non-U.S. holders will be required to provide a properly executed Internal Revenue Service Form W-8ECI or appropriate substitute to claim any available exemption from income or withholding tax.

Non-U.S. holders should consult any applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal income or withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from income or withholding tax pursuant to an applicable income tax treaty.

Corporate non-U.S. holders with United States trade or business income may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to exemption or reduction by any applicable income tax treaty.

United States Real Property Holding Corporation

The forgoing discussion of the United States federal taxation of non-U.S. holders assumes that we are not and have not been, at any relevant time, a “United States real property holding corporation,” within the meaning of the Internal Revenue Code. Under present law, we would not be a United States real property holding corporation, so long as the fair market value of our “United States real property interests” is less than 50% of the sum of the fair market value of our United States real property interests, our interests in non-United States real property and our other assets that are used or held in a trade or business on certain determination dates. We believe that we are not, have never been and do not expect to become, a United States real property holding corporation.

In the event that we become a United States real property holding corporation, any gain recognized on a disposition of notes or our common stock issuable upon conversion of notes by non-U.S. holders that have held more than 5% of any class of our publicly traded stock may be subject to United States federal income tax, including any applicable withholding tax.

Backup Withholding and Information Reporting

U.S. Holders

Certain non-exempt U.S. holders may be subject to information reporting in respect of any payments we may make on the notes or our common stock, including any deemed payment upon issuance of our common stock pursuant to a conversion of the notes, the proceeds of the sale or other disposition of the notes or our common stock or any dividends on our common stock. In addition, backup withholding may apply, currently at a rate of 28%, if the U.S. holder (i) fails to supply a taxpayer identification number and certain other information, certified under penalty of perjury, in the manner required (ii) fails to certify that the holder is eligible for an exemption to backup withholding or (iii) otherwise fails to comply with the applicable backup withholding rules. Amounts withheld under backup withholding are allowable as a refund or a credit against the U.S. holder’s federal income tax upon furnishing the required information on a timely basis to the Internal Revenue Service.

Non-U.S. Holders

We will, where required, report to non-U.S. holders and to the Internal Revenue Service the amount of any principal, interest and dividends, if any, paid on the notes or our common stock. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Backup withholding, currently at a rate of 28%, will not apply to payments of interest or dividends with respect to which either the requisite certification that the non-U.S. holder is not a United States person for United States federal income tax purposes, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the non-U.S. holder is a United States person for United States federal income tax purposes that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments on the sale or other disposition of notes or our common stock effected through a non-United States office of a broker to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is a United States person, a “controlled foreign corporation”, a non-United States person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a non-United States partnership with significant United States ownership or a United States branch of a non-United States bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a United States office of any broker, unless (1) the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and (2) the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from payments to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

National City Corporation and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the $1,000,000,000 aggregate principal amount of notes offered hereby.

Goldman, Sachs & Co. is committed to take and pay for all of the notes being offered, if any are taken, other than the notes covered by the option described below unless and until this option is exercised.

Notes sold by Goldman, Sachs & Co. to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the initial offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms. The offering of the notes by Goldman, Sachs & Co. is subject to receipt and acceptance and subject to Goldman, Sachs & Co.’ s right to reject any order in whole or in part.

We have granted Goldman, Sachs & Co. an option to purchase up to an additional $150,000,000 aggregate principal amount of additional notes, solely to cover overallotments, if any. These additional notes would cover sales by Goldman, Sachs & Co. which exceed the $1,000,000,000 aggregate principal amount of notes offered hereby. Goldman, Sachs & Co. may exercise this option, in whole or in part, within 30 days of the date of this prospectus supplement.

We and our directors and executive officers have agreed that for a period of 90 days after the date of this prospectus supplement, and subject to limited exceptions, we and they will not, without the prior consent of Goldman, Sachs & Co., offer, sell, contract to sell or otherwise dispose of any securities that are substantially similar to the notes or the common stock or any securities convertible, exchangeable or exercisable for common stock or substantially similar securities.

The notes are a new issue of securities with no established trading market. The Company has been advised by Goldman, Sachs & Co. that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to whether any market for the notes will develop or continue, or as to the liquidity of the trading market, if any, for the notes.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities, as well as other purchases by Goldman, Sachs & Co. for its own account, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman, Sachs & Co. at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each a ‘‘Relevant Member State,” Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances that do not require the publication by National City of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended), or “FSMA”) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to National City; and

(b) it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA ”, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law ”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

National City estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $          .

National City has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act.

Goldman, Sachs & Co. and its affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to National City, for which they have in the past received, and may in the future receive, customary fees and expenses.

National City’s affiliates may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of the notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices relating to prevailing market prices at the time of sale.

Goldman, Sachs & Co., which is the underwriter of this offering, also has been engaged by National City to act as its capital adviser.

Because one or more affiliates of Goldman, Sachs & Co. may receive more than 10% of the net proceeds of this offering, not including underwriting compensation, in connection with the hedging and other arrangements with the counterparties in the convertible note hedge transactions, this offering is being conducted in accordance with Conduct Rule 2710(h) of the Financial Industry Regulatory Authority, Inc.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the notes, we intend to enter into one or more convertible note hedge transactions with one or more financial intermediaries, which may involve Goldman, Sachs & Co. (the underwriter in this offering) or one of its affiliates, as counterparties. These transactions are expected generally to reduce the potential equity dilution upon conversion of the notes. The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, approximately      million shares of our common stock. Concurrently with entering into the convertible note hedge transactions, we also intend to sell warrants to the counterparties relating to, subject to customary antidilution adjustments, warrants to purchase approximately      million shares of our common stock. We intend to use a portion of the net proceeds of this offering and of the warrants to pay the cost of the convertible note hedge transactions. The warrants could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. If Goldman, Sachs & Co. exercises its overallotment option, we expect to sell additional warrants and use a portion of the proceeds from the sale of the additional notes and from the sale of additional warrants to enter into additional convertible note hedge transactions. These transactions will be accounted for as an adjustment to our stockholders’ equity.

In connection with establishing their initial hedge of these transactions, the counterparties, the hedging parties and/or their affiliates, including Goldman, Sachs & Co. and its affiliates, have advised us that they may enter into various derivative transactions with respect to the Company’s common stock concurrently with, or shortly after, the pricing of the notes. These activities could have the effect of increasing, or preventing a decline in, the price of our common stock concurrently with or following the pricing of the notes and the exercise of the overallotment option. In addition, the counterparties, the hedging parties and/or their affiliates may modify their hedge positions following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to the Company’s common stock or by purchasing or selling the Company’s common stock in secondary market transactions (including immediately prior to the maturity of the notes, during any observation period related to the conversion of the notes and during any conversion period), which could adversely affect the market price of the Company’s common stock and, as a result, the market price of the notes or could have the effect of increasing or preventing a decline in the market price of the Company’s common stock.

The potential effect, if any, of any of these transactions and activities on the market price of the Company’s common stock governs singular the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the market price of the Company’s common stock and the market price of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

The Company does not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or the shares of the Company’s common stock. In addition, the Company does not make any representation as to whether or when the counterparties, the hedging parties and/or their affiliates will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

See “Description of the Convertible Note Hedge and Warrant Transactions.”

VALIDITY OF NOTES

The validity of the notes and the common stock will be passed upon for us by the National City Law Department and by Jones Day, New York, New York. The validity of the notes and the common stock will be passed upon for Goldman, Sachs & Co. by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of National City appearing in National City’s Annual Report on Form 10-K for the year ended December 31, 2006, and National City management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Senior Debt Securities
Subordinated Debt Securities
Junior Subordinated Debt Securities
Preferred Stock
Depositary Shares
Common Stock
Purchase Contracts
Units
Warrants
Guarantees

NATIONAL CITY PREFERRED CAPITAL TRUST I
NATIONAL CITY PREFERRED CAPITAL TRUST II
NATIONAL CITY PREFERRED CAPITAL TRUST III

Normal Securities
Stripped Securities
Capital Securities

Fully and unconditionally guaranteed by National City Corporation as described in its applicable prospectus supplement

The securities listed above may be offered and sold by us and/or the Trusts, and/or may be offered and sold from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and a pricing supplement, if any.

The common stock of National City Corporation is traded on the New York Stock Exchange under the symbol “NCC”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

These securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated January 18, 2008.

Prospectus

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, preferred stock, depositary shares representing interests in preferred stock, common stock, purchase contracts, units and warrants, in one or more offerings. The Trusts may sell normal securities, stripped securities and capital securities representing undivided beneficial interests in the Trusts, which may be guaranteed by National City, to the public.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC website or at the SEC office mentioned under the heading “Where You Can Find More Information.”

Unless the context requires otherwise, references to (1) “National City Corporation”, “National City”, the “Company”, “we”, “our”, “ours” and “us” are to National City Corporation and its subsidiaries, and (2) the “Trusts” are to National City Preferred Capital Trust I, National City Preferred Capital Trust II and National City Preferred Capital Trust III, each of which is a Delaware statutory trust.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we or any underwriters sell all of the securities (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2007; June 30, 2007 and September 30, 2007;

•	Current Reports on Form 8-K filed on January 3, 2007, January 8, 2007, January 23, 2007, January 25, 2007, February 6, 2007, March 2, 2007, March 23, 2007, April 24, 2007, May 1, 2007, May 25, 2007, July 25, 2007, August 16, 2007, August 30, 2007, September 4, 2007, September 6, 2007, October 26, 2007, November 21, 2007, December 7, 2007 and December 18, 2007; and

•	The description of our common stock, which is registered under Section 12 of the Securities Exchange Act, in our Form 8-A filed with the SEC on October 3, 1988, including any subsequently filed amendments and reports updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114
Attn: Investor Relations Department
(800) 622-4204

1

The Trusts have no separate financial statements. The statements would not be material to holders of the normal, stripped or capital securities because the Trusts have no independent operations.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in U.S. dollars.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by the National City Law Department and by Jones Day, New York, New York, our counsel. Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel for the Trusts, will pass on certain legal matters for the Trusts. The National City Law Department and Jones Day will rely on the opinion of Richards, Layton & Finger, P.A., Wilmington, Delaware as to matters of Delaware law regarding the Trusts. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of National City appearing in National City’s Annual Report (Form 10-K) for the year ended December 31, 2006, and National City management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

2

$1,000,000,000

National City Corporation

% Convertible Senior Notes due 2011

Goldman, Sachs & Co.